
05071484




AuthentiDate™
Holding Corp.

ANNUAL REPORT 2005

DEAR SHAREHOLDERS:

November 2005

The fiscal year ended June 30, 2005 brought about a strategic shift in the long-term growth plan for Authentidate Holding Corp. The transformation of our content authentication business, from an infrastructure provider to an applications and solutions-centric business, was designed to capitalize on our pioneering role in the development and commercialization of our advanced content authentication technology.

Over the past year, we have built a strong platform that positions us for future growth. We assembled a new senior management team, including myself as chief executive officer effective November 2004. This team has developed and implemented a clear strategy focused on applying our innovative offerings to solve pressing business needs.

Our significant corporate changes allowed us to align our operations with the new direction of the company. We are off to a promising start, having grown revenue in our core Security Software business segment by 172% as compared to the prior fiscal year. We are confident the progress achieved during fiscal 2005 will drive our long-term success.

As the preferred provider of the USPS EPM® branded service, we provide evidence of identity, eliminate the possibility of altering an electronic file without detection, and maintain a digital fingerprint of a file's content for auditing purposes. Beyond providing this service, our unique capabilities streamline many archaic, paper-based processes, to dramatically improve overall efficiency and enhance auditability. We believe our ability to effectively address rapidly emerging market needs presents an opportunity to define and grow our applications business.

For the current fiscal year, our goal is to capitalize on the recent advancements in the sales and marketing of our sophisticated solutions, while we prioritize new applications to target across key markets. We are focusing our effort on heavily regulated industries, such as healthcare, to enable our customers to cost-effectively manage internal controls and maintain compliance. We expect to continue to introduce new, market-driven products and services, and expand the installed user base for our applications.

I would like to thank our shareholders for their continued support as well as our employees for their hard work and dedication. We are confident in our ability to realize our long-term growth prospects, and we remain committed to building shareholder value.

Sincerely,

Suren Pai
Chief Executive Officer

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with the Consolidated Financial Statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Year Ended June 30,	2005	2004	2003	2002	2001
STATEMENT OF OPERATIONS DATA					
Net Sales	$ 17,553,438	$ 19,242,071	$ 25,286,471	$ 16,642,904	$ 17,860,544
Gross Profit	8,547,725	6,829,488	6,116,635	4,552,369	3,677,098
Net (Loss) / Net Income	(19,184,046)	(15,669,193)	(9,839,309)	(9,951,402)	(9,340,103)
Basic and Diluted Net (Loss) / Net Income Per Common Share	(0.57)	(0.59)	(0.50)	(0.69)	(0.63)
BALANCE SHEET DATA					
Current Assets	66,659,498	77,993,498	7,367,295	7,320,024	13,524,429
Current Liabilities	6,653,222	5,435,456	5,443,690	5,727,588	4,004,905
Working Capital	60,006,276	72,558,042	1,923,605	1,592,436	9,519,524
Total Assets	79,708,605	94,236,876	25,045,840	26,051,986	25,867,905
Total Long Term Liabilities	693,679	83,421	(1) 5,733,500	2,379,064	2,325,168
Shareholders' Equity	72,361,704	88,717,999	13,868,650	17,945,334	19,537,832

(1) Long-term liabilities excluding convertible debentures aggregated discount of approximately $3.1 million. The discount pertains to beneficial conversion feature and fair value of warrants issued with debentures.

SAFE HARBOR STATEMENT

This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this report, the words "believe," "anticipate," "think," "intend," "plan," "will be," "expect,"and similar expressions identify such forward-looking statements. Such statements regarding future events and/or our future financial performance are subject to certain risks and uncertainties, which could cause actual events or our actual future results to differ materially from any forward-looking statement. Such risks and uncertainties include among other things, the availability of any needed financing, our ability to implement our business plan for various applications of our technologies, related decisions of the USPS, the impact of competition, the management of growth, and other risks and uncertainties that may be detailed from time to time in our reports filed with the Securities and Exchange Commission. In light of the significant risks and uncertainties inherent in the forward-looking statements included herein, the inclusion of such statements should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

EXECUTIVE OVERVIEW

Authentidate Holding Corp. is a holding company which operates its software, hardware and services business in three segments:

- The Document Management Solutions Segment, formerly known as the Docstar™ Division. This segment develops, assembles and sells document imaging systems and software products.
- The Security Software Solutions Segment (formerly known as the Authentidate Segment and consisting of Authentidate, Trac Medical Solutions and Authentidate International AG) develops and sells authentication and security software products and services.
- The System Integration Segment, formerly known as DJS Marketing Group, which sells and integrates computer systems, peripheral equipment and provides professional network and computer solution services.

During the fiscal year ended June 30, 2005, we derived approximately $6.8 million in revenue from our Document Management Solutions Segment; $3.8 million from our Security Software Solutions Segment and $7.0 million from our Systems Integration Segment, respectively.

The Systems Integration Segment is an authorized sales and support provider for software products such as Microsoft Solutions and Lotus Notes. This Segment also sells computer hardware and provides software and integration services to businesses to meet their data management needs, primarily in the Albany, NY region.

The Document Management Solutions Segment develops and sells document imaging software nationwide and depending on the customer, may bundle the software with computer hardware to offer customers a turn-key solution or may sell the software alone with no computer systems.

The Security Software Solutions Segment is engaged in the business of providing end users with security software technology and services designed to accept and store a digital code which enables users to prove the authenticity of the date, time and the content of any electronic document. The product was released for sale in May 2001. We believe that product integration development work will be necessary for some applications or customers. In April 2005, we launched a new service to authenticate and verify documents received by fax.

On July 31, 2002, we entered into a strategic alliance agreement with the United States Postal Service to serve as the preferred provider of the USPS Electronic Postmark® (EPM) service. Under the terms of the agreement, our Authentidate, Inc. subsidiary provides the management, technology and support for the United States Postal Service's EPM system. The USPS is the vendor of the EPM to the end user. The USPS Electronic Postmark® provides evidence that the content of a document or file existed at a specific date and time and is intended to protect the integrity of the document or file by ensuring that it cannot be altered without detection. The EPM uses our patent pending technology offering highly sophisticated encryption methodology ensuring document authenticity and is intended to be able to be added to any application regardless of the computing platform or operating system. During the 2005 fiscal year, we implemented a solutions-based approach to accelerate development of the market for the USPS EPM and in May 2005, we announced that the United States Postal Service approved an updated version of the USPS EPM service.

To date, we have not achieved the revenue metrics required under our agreement with the United States Postal Service. As previously reported, we received a letter from the USPS in September 2004, which letter stated that we had six months to cure our nonperformance of the metric standard described in such letter. We began negotiating with the Postal Service to complete a modification of this metric and in December 2004 believed that we cured the default. Despite those actions, on May 23, 2005, the United States Postal Service notified us that we had failed to attain the performance metrics required by the Strategic Alliance Agreement during the period February 2005 through April 2005. In its notice, the Postal Service has advised us that although it intends to exercise its right to terminate the Strategic Alliance Agreement if we are unable to cure this default, it is willing to discuss further plans that we may have to attain the performance metrics in the Strategic Alliance Agreement. We have continued our efforts to cure the default claimed by the USPS and to modify the Alliance Agreement. No assurances, however, can be given that we will be successful in completing these negotiations or that we will comply with the current performance metric in a timely manner. If we are unsuccessful in either of these tasks, the Postal Service may terminate the agreement.

Authentidate International sells the Authentidate product in the European marketplace and is currently focusing on the German market. As an accredited provider, Authentidate International is able to generate legally valid time stamps in accordance with the German Digital Signature Act and European guidelines. Authentidate International develops and provides software solutions for electronic invoicing, secure e-mail, archiving, scanning, time stamping and workflow solutions.

Trac Medical Solutions developed a business model to apply the Authentidate technology to the medical supply business relating to the automation and processing of CMNs. Trac Medical Solutions developed its CareCert™ service and has entered into over thirty revenue generating agreements to date. In February 2004, Trac Medical Solutions entered into an agreement with Homecare Association, LLC pursuant to which Trac Medical Solutions markets its CareCert service directly to the membership community of the American Association for Homecare. In connection with that agreement, Trac Medical Solutions engaged bConnected Software, Inc. to provide development services for an enterprise version of its CareCert service and to provide marketing and reselling services. Trac Medical announced the commercial release of CareCert® ES during the quarter ended December 31, 2004. Trac Medical Solutions generates revenues through license fees, maintenance fees, support fees and the sale of transactions.

We have recently undergone significant changes in senior management, with the appointment of a new Chief Executive Officer and Executive Vice President – Chief Administrative Officer during the fiscal year ended June 30, 2005. On January 20, 2005, our shareholders elected two new members to the Board of Directors. We are continuing to address the challenges of the markets in which the Security Software Solutions Segment operates, while continuing to grow the established businesses, the Document Management Solutions Segment and the Systems Integration Segment.

CRITICAL ACCOUNTING POLICIES

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The financial statements include the accounts of Authentidate Holding Corp. and its subsidiaries. Intercompany transactions and balances have been eliminated. Equity investments where we do not exercise significant influence over the investee are accounted for under the cost method.

Cash Equivalents

We consider all highly liquid debt instruments with maturities not exceeding three months when purchased to be cash equivalents. At June 30, 2005 and 2004, cash equivalents were composed primarily of investments in high quality short term investments such as commercial paper and overnight interest bearing deposits.

Marketable Securities

Our marketable securities are generally comprised of auction rate securities. These investments are generally rated AAA or AA by one or more national rating agencies. The auction rate securities have contractual maturities of up to 30 years. The auction rate securities that we invest in generally have interest re-set dates that occur every 7 and 28 days and despite the long-term nature of their stated contractual maturity, we have the ability to quickly liquidate these securities at ongoing auctions every

28 days or less. We classify our investments in auction rate securities as "available for sale." These investments are recorded at cost which approximates fair market value due to their variable interest rates, which typically reset every 7 or 28 days. As a result, we had no cumulative gross unrealized holding gains (losses) or gross realized gains (losses) from our current investments. All income generated from these current investments was recorded as interest income. Because we do not hold any one auction rate security longer than one year, they have been classified as a current asset.

Accounts Receivable

Accounts receivable represents receivables net of allowances for doubtful accounts. The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. We determine the allowance based on known troubled accounts, historical experience and other currently available evidence.

Inventories

Inventories are stated at the lower of cost or market and are valued at average cost.

Long-Lived Assets

Long-lived assets including property and equipment, software development costs, patent costs, trademarks and licenses are reviewed for impairment whenever events such as significant changes in the business climate, changes in product offerings, or other circumstances indicate that the carrying amount may not be recoverable.

Property and Equipment

Property and equipment (including assets held under capital leases) are stated at cost. Depreciation and amortization are determined using the straight-line method. Estimated useful lives of the assets range from three to forty years.

Repairs and maintenance are charged to expense as incurred. Renewals and betterments are capitalized. When assets are sold, retired or otherwise disposed of, the applicable costs and accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss, if any, is recognized.

Software Development Costs

Software development and modification costs incurred subsequent to establishing technological feasibility are capitalized and amortized based on anticipated revenue for the related product with an annual minimum equal to the straight-line amortization over the remaining economic life of the related products (generally three years). These expenses are included in cost of sales.

Goodwill

Goodwill is reviewed for impairment annually or whenever events such as significant changes in the business climate, changes in product offerings, or other circumstances indicate that the carrying amount may not be recoverable. We perform our annual goodwill impairment test in the fourth quarter of each fiscal year.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue Recognition

Revenue from the sale of products is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed and collectibility is reasonably assured. Service revenue is recognized as services are provided. We enter into transactions that represent multiple-element arrangements. These arrangements may include combinations of software licensing, post-contract customer support, software upgrades, transactions, set-up fees, hosting fees and credentialing fees. Multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting. A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met: the delivered item has value to the customer on a stand alone basis; there is objective and reliable evidence of the fair value of the undelivered items in the arrangement; and if the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered item is considered probable and substantially in our control. If these criteria are not met, then revenue is deferred until such criteria are met or until the period over which the last undelivered element is delivered, which is typically the life of the contract agreement. If these criteria are met, we allocate total revenue among the elements based on the sales price of each element when sold separately or based on fair value of each element if they are not sold separately, which is referred to as vendor specific objective evidence or VSOE.

Our Document Solutions Segment has significant revenue from multiple element arrangements. Docstar sales include computer systems with loaded software (including the perpetual software license) as one deliverable and Docstar Softcare™ as an additional deliverable. Each of these deliverables are separately sold products and therefore have vendor specific objective evidence of fair value. In some cases the deliverable is just the software and license with no computer. Docstar Softcare is a one year post-contract customer support and upgrade product. We recognize revenue on the system and perpetual software license when the product is shipped and title to the system passes to the customer. The Softcare deliverable is considered a when-and-if-available element. Softcare revenue is recognized ratably over the one year contract. Revenue is allocated to each element based on the prices of these two elements when sold separately.

The System Integration Segment revenue is mainly derived from the sale of computer hardware and does not generally involve multiple elements. Revenue is recognized when the hardware is shipped and title passes to the customer. This segment also has professional services revenue and this revenue is recognized when the services are completed and accepted by the customer. In some cases this segment may have a multiple element transaction when professional services and hardware are both sold to the customer. The hardware revenue is recognized when it is shipped to the customer and the professional services portion is recognized when the services are completed and accepted by the customer. Revenue for each element is allocated based on the sales price we charge for these elements when sold separately (VSOE).

The Security Software Solutions Segment may have multiple element sales and the separate elements may include licensing, maintenance, set-up, support, transaction fees and hosting services. Our Trac Medical subsidiary generally enters into sales contracts of one year. These contracts, which require customer set-up, may contain elements including software hosting, licensing, credentialing, transaction and postcontract customer support elements. Additionally, these contracts contain a prepaid transaction element and any unused transactions may be carried over, provided the customer renews the contract for another year. As this service/product is new, there is no evidence of value for any element, VSOE has not been established. Additionally, under these arrangements, all elements of the contract are being provided and/or accessed by the customer over our hosting site on a monthly basis over the estimated term of the contract. Therefore, revenue is deferred until set-up is complete and then recognized ratably over the estimated term of the contract.

With regard to our Authentidate Inc. product, the Electronic Post Mark (EPM), revenue is recognized on the sale of EPMs to the USPS as EPMs are used by the end-user customer. With regard to our Authentidate AG subsidiary, some revenue contracts may involve multiple element arrangements and because the elements cannot be separated into more than one unit of accounting, the revenue is deferred and recognized ratably over the life of the contract, which is generally one year. The multiple elements may include license fees, support fees, professional services, time stamp fees and maintenance fees. Authentidate AG may also receive revenue from professional services (without other elements) and such revenue is recognized as the professional services are completed and accepted by the customer.

Warranty Provisions

We provide a one-year warranty on hardware products assembled in the Document Management Solutions Segment. On products distributed for other manufacturers, the original manufacturer warranties the product. Warranty expense was not significant to any of the years presented.

Advertising Expenses

We recognize advertising expenses as incurred.

Product Development Expenses

These costs represent research and development expense and include salary and benefits, professional and consultant fees, amortization of licenses and supplies.

Currency Translation Adjustment

Assets and liabilities of non-U.S. operations are translated at the exchange rate on the balance sheet date generally and the income statements are translated at the average rates of exchange for the year. Gains or losses resulting from translating non-U.S. currency financial statements are recorded in "Comprehensive Income (Loss)" and accumulated in shareholders' equity in the caption "Accumulated Comprehensive Income (Loss)."

Estimates and Assumptions

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Examples include estimates of loss contingencies and product life cycles and assumptions such as elements comprising a software arrangement, including the distinction between upgrades/enhancements and new products; when technological feasibility is achieved for our products; the potential outcome of future tax consequences; and determining when investment impairments are other-than-temporary. Actual results and outcomes may differ from management's estimates and assumptions. We have based our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances and we evaluate our estimates on a regular basis and make changes accordingly. Historically, our estimates relative to our critical accounting estimates have not differed materially from actual results; however, actual results may differ from these estimates under different conditions. If actual results differ from these estimates and other considerations used in estimating amounts reflected in our consolidated financial statements, the resulting changes could have a material adverse effect on our consolidated statement of income, and in certain situations, could have a material adverse effect on liquidity and our financial condition.

With regard to revenue recognition, revenue from the sale of products is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed and collectibility is reasonably assured. Service revenue is recognized as such services are provided. We enter into transactions that represent multiple-element arrangements. Those arrangements include combinations of licensing, transactions, set-up, maintenance, support and hosting services. Multiple-element transactions are assessed to determine whether they can be separated into more than one unit of accounting. A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met (a) the delivered item has value to the customer on a stand alone basis; (b) there is objective and reliable evidence of the fair value of the undelivered item; and (c) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the delivered item is considered probable and substantially within our control. If these criteria are not met, then revenue is deferred until such criteria are met or until the period over which the last undelivered element is delivered, which is typically the life of the contract agreement.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We write down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based on assumptions about future demand and market conditions. We make estimates on the future recoverability of capitalized goodwill in the Security Software Solutions Segment, which is highly dependent on the future success of the marketing and sales of this segment. We record a valuation allowance against deferred tax assets when we believe it is more likely than not that such deferred tax assets will not be realized.

Stock-Based Compensation

We apply Accounting Principles Board Opinion No. 25 (APB No. 25) in accounting for our stock option plans and, accordingly, no compensation cost has been recognized in our financial statements for stock options under any of the stock plans which on the date of grant the exercise price per share was equal to or exceeded the fair value per share. However, compensation cost has been recognized for warrants granted to non-employees for services provided.

Concentrations of Credit Risk

Financial instruments which subject us to concentrations of credit risk consist of cash and cash equivalents, marketable securities and trade accounts receivable. To reduce credit risk, we place our investments with several high credit quality financial institutions and typically invest in AA or better rated investments. Our credit customers are not concentrated in any specific industry or business. We establish an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

RESULTS OF OPERATIONS

Fiscal Year 2005 Compared to Fiscal Year 2004

We realized a consolidated net loss of approximately $19.2 million ($.57 per share) and $15.7 million ($.59 per share) for the fiscal years ended June 30, 2005 and 2004, respectively.

As reported in Footnote 18 (Segment Information) to the Consolidated Financial Statements appearing in this Annual Report, the net loss is the result of losses incurred primarily by the Security Software Solutions Segment. Our Security Software Solutions Segment has incurred significant sales, marketing, development and general and administrative expenses this year and last in an effort to complete the product development efforts, to generate sales, and to develop a market for its products. Additionally, we incurred consulting costs related to the documentation and testing of the internal control environment as required by the Sarbanes-Oxley Act of 2002.

The consolidated net loss for the fiscal year ended June 30, 2005 is approximately $3.5 million higher than fiscal year 2004. There was an increase in the loss in the Security Software Solutions Segment of approximately $3.4 million comparing fiscal year 2005 to fiscal year 2004 (Note 18). The increase was primarily due to increased personnel costs ($1.8 million), consulting expense ($2.0 million) and long-lived asset impairment charges of approximately $500,000 in the current year, offset by additional gross profit from increases in sales. The Document Solutions Segment profit decreased approximately $70,000, primarily due to increased selling, general and administrative expenses, offset for the most part by an increase in sales and resulting gross profit. The Systems Integration Segment profit decreased approximately $303,000 for the fiscal year ended June 30, 2005, compared to fiscal year ended June 30, 2004 due to a decrease in sales and also due to facility closing and moving expenses of approximately $162,000. We had approximately $5.1 million in non-cash interest expense related to conversions of debentures (see Note 19) during fiscal year 2004 (corporate expenses); we had no such expense in fiscal year 2005. The Corporate Division incurred new severance costs of $1.4 million, while incurring minor severance expenses in the prior year. The Corporate Division also incurred goodwill impairment charges of $4.3 million related to the Security Software Solutions Segment in fiscal year 2005 versus $1.2 million in the prior year related to the Systems Integration Segment.

Consolidated net sales were approximately $17.6 million and $19.2 million for the fiscal years ended June 30, 2005 and 2004, respectively. The decrease versus the prior year is the result of a decrease in the Systems Integration Segment of $4.6 million, mainly as a result of a onetime large sale of $3.0 million in 2004 which did not occur again in 2005.

The sales decline in the Systems Integration Segment was offset by an increase in Security Software Solutions Segment sales of approximately $2.4 million comparing current year to prior year. Sales for the Document Management Solutions Segment increased approximately $521,000 comparing current year to prior year.

Consolidated gross profit for the fiscal years ended June 30, 2005 and 2004 was $8.5 million and $6.8 million, respectively. The increase is primarily due to the increase in gross profit in the Security Software Segment of approximately $1.7 million, which is a result of the aforementioned sales increase on a year over year basis. The Document Solutions Segment also had an increase in gross profit of about $441,000, while Systems Integration had a decline of approximately $414,000.

The consolidated gross profit margin was 48.7% and 35.5% for the fiscal years ended June 30, 2005 and 2004, respectively. Gross profit margin is defined as gross profit as a percentage of sales. The increase comparing current year to prior year is a result of increased gross profit in the Security Software Solutions Segment and the Systems Integration Segment. The Document Solutions Segment also benefited from a minor gross profit increase.

Selling, general and administrative expenses (S,G&A) consist of all other of our expenses except product development costs, goodwill impairment and interest. S,G&A expenses amounted to $21.5 million and $14.0 million for the fiscal years ended June 30, 2005 and 2004, respectively. The largest increase was in the Security Software Solutions Segment which incurred increased personnel costs ($1.8 million), along with additional consulting costs ($2.0 million) comparing fiscal year 2005 to 2004. The Corporate Division also had new severance costs of $1.4 million during the fiscal year ended June 30, 2005.

As a percentage of net sales, S,G&A costs were 122.4% and 72.9% for the fiscal years ended June 30, 2005 and 2004, respectively. This percentage increase is primarily due to the increase in S,G&A expenses for the Security Software Solutions Segment as discussed above.

Impairment of goodwill and other long-lived assets was approximately $4.8 million and $1.2 million for the years ended June 30, 2005 and 2004, respectively. We completed our annual impairment test in the fourth quarter of 2005, using a discounted cash flow model for all reporting units, and determined that a write-off of goodwill and other long-lived assets of $4.8 million was required. The impairment charge resulted from our analysis that sales and income growth during the fiscal year ending June 30, 2005 was not as great as originally anticipated, thus reducing expectations of growth for the next year compared to similar analysis conducted in the past. With regard to the $4.8 million impairment charge, $4.3 million was in the Corporate Division and related to the Security Software Solution Segment. The remaining balance of approximately $500,000 was an impairment charge in the Security Software Solutions Segment relating to its long-lived assets. For the year ended June 30, 2004, the tests determined that a write-off of goodwill of $1.2 million was required in the Corporate Division related to the Systems Integration Segment. The impairment charge for the Systems Integration Segment was required due to the slow-down in the technology sector growth causing the Systems Integration Segment's 2004 operating results to fall short of management's expectations.

Interest expense was approximately $16,000 and $6.2 million for the years ended June 30, 2005 and 2004, respectively. The decrease is due to non-cash interest expense on convertible debentures which were written off due to conversion to common stock which occurred in fiscal 2004, which is more fully discussed in the footnotes contained herein and due to interest expense from the building mortgage which was paid off in the third quarter of fiscal 2004.

Product development expenses, excluding capitalized costs, primarily relate to software development for the Security Software Solutions Segment. These costs increased to $3.1 million in 2005, as compared to $2.4 million in 2004. We have a policy of capitalizing qualified software development costs after technical feasibility has been established and amortizing those costs over three years as cost of goods sold. The amortization expense of software development costs amounted to approximately $402,000 and $291,000 for the years ended June 30, 2005 and 2004, respectively.

During the fiscal year ended June 30, 2005, interest and other income increased to approximately $1,678,000 as compared to $1,304,000 for the fiscal year ended June 30, 2004. The $374,000 increase was due to an increase in interest income on marketable securities and cash and cash equivalents of $1.1 million. In the fiscal year ended June 30, 2004, we recognized approximately $732,000 in non-cash grant income, while no grant income was recognized in fiscal 2005.

Fiscal Year 2004 Compared to Fiscal Year 2003

We realized a consolidated net loss of $15.7 million ($.59 per share) and $9.8 million ($.50 per share) for the fiscal years ended June 30, 2004 and 2003, respectively.

As reported in Footnote 18 (Segment Information) to the Consolidated Financial Statements appearing in this Annual Report, the net loss is the result of losses incurred primarily by our Security Software Solutions Segment and from corporate expenses, primarily interest expense. Our Security Software Solutions Segment has incurred significant sales, marketing, development and general administrative expenses in 2004 and 2003 in an effort to complete the product development efforts and generate sales.

Our consolidated net loss is $5.8 million more in 2004 as compared to 2003. The Document Solutions Segment reported an increase in profit from $797,000 in 2003 to $848,000 in 2004 and the Systems Integration Segment realized an increase in profit from $147,000 in 2003 to $265,000 in 2004. The Security Software Solutions Segment, which includes Authentidate, Authentidate International and Trac Medical Solutions, reported a decrease in segment losses from $6.0 million in 2003 to $5.6 million in 2004.

Consolidated net sales were $19.2 million and $25.3 million for the fiscal years ended June 30, 2004 and 2003, respectively. As reported in Footnote 18 to our Consolidated Financial Statements, most of the decrease is due to a decrease in sales realized by the Systems Integration Segment. The decrease in the Systems Integration Segment's sales from $17.1 million to $11.6 million was primarily the result of a decrease in low-margin direct hardware sales this year compared to last year. One customer represented approximately 36% of the Systems Integration Segment's net sales for fiscal 2004. Sales also increased in the Security Software Solutions Segment for the fiscal year ended June 30, 2004 by $4,000. The Document Solutions Segment sales decreased $507,000 for the fiscal year ended June 30, 2004 as compared to 2003 due to the fact that the Document Solutions Segment had fewer system sales but more software sales, which have a lower average selling price.

Consolidated gross profit for the fiscal years ended June 30, 2004 and 2003 was $6.8 million and $6.1 million, respectively. This increase is due primarily to the decrease in the cost of sales experienced by the Document Solutions Segment.

Our consolidated gross profit margin was 35.5% and 24.2% for the years ended June 30, 2004 and 2003, respectively. The Systems Integration Segment realized an increase in profit margins compared to last year due to the decrease in direct hardware sales, discussed above, as we sold fewer low margin computers and peripheral devices. The Systems Integration Segment realized a gross profit margin of 15.8% in 2004 compared to 11.8% in 2003. There was also an increase in gross profit margins for the Document Solutions Segment during the 2004 fiscal year. The Document Solution Segment's gross profit margin increased from 64.2% to 72.8% from 2003 to 2004. This increase is due to reduced direct material costs due to better purchasing and a general reduction in component parts throughout the computer industry and reduction in direct labor because of a strategic shift in the business away from hardware and into software-only sales. The Security Software Solutions Segment realized a gross profit of $410,000 in 2004 compared to a gross loss of $270,000 in 2003 due to an increase in sales at Authentidate International. Gross profit margin is defined as gross profit as a percentage of sales.

Selling, general and administrative expenses (S,G&A) consist of all our other expenses except product development costs and interest. S,G&A expenses amounted to $14.0 million and $12.6

million for the years ended June 30, 2004 and 2003, respectively. This increase in S,G&A expenses is primarily the result of increased selling costs in the Security Software Solutions Segment, including personnel and advertising.

As a percentage of sales, S,G&A costs were 72.9% and 49.8% for the years ended June 30, 2004 and 2003, respectively. This percentage increase is primarily due to the increase in selling costs, discussed above.

Product development expenses, excluding capitalized costs, primarily relate to software development for the Security Software Solutions Segment. These costs were $2.4 million and $2.5 million for the years ended June 30, 2004 and 2003, respectively. We have a policy of capitalizing qualified software development costs after technical feasibility has been established and amortizing those costs over three years as cost of sales. The amortization expense of software development costs amounted to approximately $291,000 and $1.1 million for each of the years ended June 30, 2004 and 2003, respectively.

Goodwill impairment was $1.2 million and $0 for the years ended June 30, 2004 and 2003, respectively. We completed our annual impairment test in the fourth quarter of 2004, using a discounted cash flow model for all reporting units, and determined that a write-off of goodwill of $1.2 million was required in the Corporate Division related to the Systems Integration Segment. The Systems Integration Segment goodwill write-off was required due to the growth slow-down in the technology sector causing the Systems Integration Segment's 2004 operating results to fall short of management's expectations. As a result, we reduced the Systems Integration Segment's cash flow and operating results forecast for future periods.

Interest expense was $6.2 million and $872,000 for the years ended June 30, 2004 and 2003, respectively. The increase is primarily due to the non-cash of unamortized beneficial conversion feature, unamortized debt discount and unamortized deferred financing costs aggregating $5.6 million due to the conversion of an aggregate principal amount of $8,895,300 of convertible debentures to common stock, which is more fully explained in the footnotes to the Consolidated Financial Statements. Prior to such conversion, we recognized approximately $300,000 as amortization expense for the year ended June 30, 2004. In addition, we were required to pay interest on the convertible debentures in the amount of 7% per annum which resulted in interest expense of approximately $170,000 for the year ended June 30, 2004. Finally, we incurred minor additional interest expense during the fiscal year ended June 30, 2003 as a result of new equipment and software leases entered into by the Security Software Solutions Segment and by the Systems Integration Segment from borrowings on its line of credit.

During the fiscal year ended June 30, 2004, interest and other income increased to $1.3 million as compared to $573,000 for the fiscal year ended June 30, 2003. This $732,000 increase was primarily due to the non-cash grant income of $732,000 and an increase in interest income of approximately $450,000 earned on cash and cash equivalents. In the fiscal year ended June 30, 2003, we recognized approximately $438,000 in other income related to the September 11, 2001 attack in New York City.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our primary sources of funds to date have been the issuance of equity and the incurrence of third party debt. The principal balance of long-term debt at June 30, 2005 totaled $292,000, which relates to severance due to a former employee, rent payable on a discontinued facility beyond one year for the DJS subsidiary and a note payable to the Empire State Development Corporation for the repayment of a grant, as more fully described below.

In February 2004, we sold a total of 5,360,370 common shares in private placements pursuant to Section 4(2) of the Securities Act and Rule 506, promulgated there. We realized gross proceeds of approximately $73.7 million from these transactions and received net proceeds of approximately $69.1 million after payment of offering expenses and broker commissions.

Our DJS subsidiary has a $2.5 million revolving line of credit with a financial institution collateralized by all assets of DJS and guaranteed by Authentidate Holding Corp. The agreement restricts DJS from making cash advances to AHC, without obtaining a waiver from the financial institution. The interest rate is prime plus 1.75% with a minimum prime rate of 7%. DJS may borrow on this line based on a formula of qualified accounts receivable and inventory. The outstanding balance on this line of credit is approximately $430,000 at June 30, 2005.

Property, plant and equipment expenditures totaled approximately $1.3 million, capitalized software development expenditures totaled $529,000, and other intangible assets expenditures totaled $362,000 for the year ended June 30, 2005, respectively. There are no significant purchase commitments outstanding at June 30, 2005.

In June 1999, we completed construction of a new office and production facility in Schenectady, New York for approximately $2,300,000, which was financed with a $1,000,000 grant from the Empire State Development Corporation (ESDC) (an agency of New York state) and a mortgage loan from a local financial institution. The grant stipulated that the Company was obligated to achieve certain annual employment levels between January 1, 2002 and January 1, 2004, or some or all of the grant will have to be repaid. Although we did not achieve the agreed upon employment levels, we reached an agreement with the ESDC in fiscal 2004 to restructure the grant terms relating to this covenant. We agreed to repay $268,000 of the grant amount at the rate of $10,000 per month, interest free, in consideration of the ESDC's agreement to permanently reduce our employment level requirement to 99. At June 30, 2005 the amount due ESDC was $48,000 and is included in debt on the balance sheet. As a result of this arrangement, we recorded $732,000 as other income in the Corporate Division during fiscal year ended June 30, 2004.

Cash Flows

Our unrestricted cash and cash equivalents balance at June 30, 2005 was $6.4 million and total assets were $79.7 million compared to cash and cash equivalents of $25.1 million and total assets of $94.2 million at June 30, 2004. We invested the excess cash in marketable securities, which totaled $56.1 million at June 30, 2005 and $48.9 million at June 30, 2004. The increase in the amount invested in marketable securities is primarily due to our desire to improve the yields received on excess cash as marketable securities, mostly auction rate securities, generally yield a higher rate of return than cash equivalents such as money market funds and certificates of deposit. We used $10.6 million of cash in Operating Activities during the year ended June 30, 2005 (fiscal 2005). This compares to cash used in Operating Activities of $6.7 million for the year ended June 30, 2004 (fiscal 2004). Total cash flow used by all activities was $18.6 million for fiscal 2005, compared to net cash provided of $21.6 million for fiscal 2004. This decrease in cash and cash equivalents during the year is primarily due to the fact that we received $69.6 million from proceeds from a private equity offering and $2.4 million from the sale of convertible debentures in fiscal 2004. In addition, we incurred a larger net loss in fiscal 2005 ($19.2 million) than in fiscal 2004 ($15.7 million). In the Corporate Division, goodwill impairment expense increased to $4.3 million in 2005 (all of which was related to the Security Software Solutions Segment) versus $1.2 million in 2004 (all of which was related to the Systems Integration Segment) as a result of our fourth quarter analysis in each respective year. In addition, we incurred an impairment charge of approximately $500,000 on long-lived assets in the Security Software Solutions Segment in fiscal 2005. With regard to Cash Flow from Investing Activities, our investing outflows for property, plant and equipment was approximately $1.0 million greater in fiscal 2005 than in fiscal 2004. We also invested $750,000 in an unaffiliated third party, Health Fusion, Inc., in connection with a strategic relationship we established with this company. We will invest an additional $750,000 in Health Fusion, provided it achieves certain financial and other performance objectives. This was offset by a reduction in the purchase of marketable securities from $48.9 million in fiscal 2004 compared to $7.2 million in fiscal 2005. With regard to Cash Flow from Financing Activities, as previously mentioned, we closed on a private equity offering ($69.6 million) and the sale of convertible notes ($2.4 million) in fiscal 2004. We also received $9.1

million from the exercise of common stock options and warrants in fiscal 2004 compared to $2.2 million in fiscal 2005.

To date we have been largely dependent on our ability to sell additional shares of our common stock or other securities to obtain financing to fund our operating deficits. Under our current operating plan to introduce our Security Software Solutions, our ability to improve operating cash flow has been highly dependent on the market acceptance of our products. We believe we have enough cash, cash equivalents and marketable securities to support our operations for at least the next twelve months.

Our future capital requirements may vary materially from those now planned. The amount of capital that we will need in the future will depend on many factors, including:

- our relationships with suppliers and customers;
- the market acceptance of our products;
- the levels of promotion and advertising that will be required to launch our new products and achieve and maintain a competitive position in the marketplace;
- price discounts on our products to our customers;
- our pursuit of strategic transactions;
- our business, product, capital expenditure and research and development plans and product and technology road maps;
- the levels of inventory and accounts receivable that we maintain;
- capital improvements to new and existing facilities;
- technological advances; and
- our competitors' response to our products.

Financing Activities

We did not engage in any financing activities during the 2005 fiscal year. During the 2004 fiscal year, we completed the private financings described below in order to address our working capital needs.

On September 12, 2003, we completed the sale of $2,470,000 of our securities to certain accredited investors pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Regulation D, promulgated thereunder. We received net proceeds of approximately $2,300,000, after paying all fees and expenses. We have applied these proceeds to working capital and general corporate purposes. In the transaction, we sold $2,470,000 of convertible debentures to the investors and warrants to purchase an aggregate of 247,000 shares of common stock. The debentures were convertible into shares of our common stock at an initial conversion price of $3.00 per share and the warrants are exercisable into shares of common stock at an initial price of $3.00 per share. The other terms and conditions of the debentures and warrants are the same as set forth in the debentures and warrants issued in the first tranche of this transaction in October 2002. As discussed below, the convertible debentures issued in this transaction were converted into shares of common stock during the fiscal quarter ended December 31, 2003. We also issued warrants to purchase an aggregate of 49,400 shares of common stock to certain consultants for services rendered in connection with this transaction, which are exercisable at $3.00 per share. The consultants also received a cash fee equal to 6% of the gross proceeds we received.

Further, on September 22, 2003, we completed the sale of 166,667 shares of common stock to an additional accredited investor pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Regulation D, promulgated thereunder for $500,000. We have applied these proceeds to working capital and general corporate purposes. In addition, we issued warrants to purchase an aggregate of 50,000 shares of common stock to the investor in this transaction. The per share purchase price of the common stock and the per share exercise price of the warrants is $3.00. The investor also agreed to a twelve-month "lock-up" provision restricting the resale of the securities, which expired in September 2004. We also issued warrants to purchase an aggregate of 10,000 shares of our common stock to a consultant for services rendered in connection with this transaction which are exercisable at $3.00 per share. The consultants also received a cash fee equal to 6% of the gross proceeds we received.

In February 2004, we completed private offerings of our common stock to certain accredited investors pursuant to Section 4(2) of the Securities Act of 1933, as amended and Regulation D, promulgated thereunder. We sold a total of 5,360,370 common shares at a price of $13.75 per share and realized gross proceeds of $73.7 million. After payment of offering expenses and broker commissions, we realized approximately $69.1 million in net proceeds. We are applying the proceeds to strengthen our balance sheet and develop a back-up data center for Authentidate Inc. as well as for sales and marketing activities and general corporate purposes.

During the 2003 fiscal year, we consummated various private placements pursuant to Rule 4(2) of the Securities Act of 1933, as amended, and/or Rule 506 promulgated thereunder to address our cash needs, as described below.

During the quarter ended September 30, 2002, we sold an aggregate of 660,077 units of our securities, each unit comprised of one share of common stock and one warrant to purchase .20 shares of common stock. The securities were offered at a purchase price of $3.03 per unit and the warrants are exercisable at $3.26 per share for a period of five years from the date of issuance. We received an aggregate of approximately $1,955,000 in net proceeds after payment of expenses. The proceeds were used to fund business development, marketing and sales efforts and general working capital needs.

In October 2002, we sold convertible debentures with a face value of $3,700,000 to institutional investors and warrants to purchase 444,000 shares of common stock. The debentures were convertible into shares of our common stock at an initial conversion price of $2.50 per share, were due three years from the date of issuance and accrued interest at the rate of 7% per annum. The warrants are exercisable for a period of four years and are initially exercisable at $2.50 per share. As discussed below, the convertible debentures issued in this transaction were converted into shares of common stock during the quarter ended December 31, 2003. The investors in this transaction granted us the option to sell another $2,470,000 of convertible debentures to the same investors provided that our common stock maintains a trading price at or above $3.00 per share for the 15 trading days preceding the election to sell additional debentures. As described above, we exercised this right in September 2003. We also issued an aggregate of 86,863 warrants to consultants for services rendered in connection with this transaction and paid them a total cash fee of $222,000. The warrants issued to the consultants are exercisable at $2.50 per share and are on terms substantially similar to the warrants issued to the investors.

In May 2003, we completed a similar sale of convertible debentures in the amount of $2,725,300 and warrants to purchase 419,279 shares of common stock to certain institutional and accredited investors. The debentures are convertible into shares of our common stock at an initial conversion price of $2.60 per share and are otherwise on the same terms as the debentures issued in October 2002. The warrants are exercisable for a period of five years and 50% of the warrants are initially exercisable at $2.60 per share and the remainder is initially exercisable at $2.86 per share. As described below, the convertible debentures issued in this transaction were converted into shares of common stock during the quarter ended December 31, 2003. Mr. J. David Luce, who is a non-executive member of our board of directors and J&C Resources, LLC, an entity affiliated with Mr. Charles C. Johnston, also a non-executive member of our board, participated in this financing and each purchased $250,000 aggregate principal amount of convertible debentures and received 38,462 common stock purchase warrants. We also issued an aggregate of 36,923 warrants to consultants for services rendered in connection with this transaction, of which 50% are exercisable at $2.60 per share and 50% are exercisable at $2.86 per share. The consultants also received a cash fee of $96,000. These warrants are on terms substantially similar to the warrants issued to the investors.

The securities sold in each of the foregoing transactions were restricted securities under the terms of Regulation D and may not be transferred or resold for a period of one year, except pursuant to registration under the Securities Act or an exemption thereunder. Pursuant to registration rights agreements entered into with the investors in these financings, registration statements were filed with and declared effective by the Securities and Exchange Commission, registering the shares of common stock sold in or issuable pursuant to these transactions.

Other Matters

The events and contingencies described below have or may have impacted our liquidity and capital resources.

During the quarter ended December 31, 2003, we exercised our right to require the holders of an aggregate amount of $8,895,300 of convertible debentures to convert the entire outstanding principal amount of their debentures into shares of our common stock. The conversion of these debentures has resulted in our issuance of an aggregate amount of 3,351,527 shares of our common stock to the holders of the debentures. The specific debentures subject to this conversion requirement are an aggregate principal amount of $3,700,000 of convertible debentures issued in October 2002, an aggregate principal amount of $2,725,300 of convertible debentures issued in May 2003 and an aggregate principal amount of $2,470,000 of convertible debentures issued in September 2003. We expensed the debt discount as interest expense related to these debenture issues during the quarter ended December 31, 2003. During the year ended June 30, 2004 and prior to the conversions, we recognized approximately $300,000 of amortization expense related to the beneficial conversion feature and debt discount. During the year ended June 30, 2004, upon conversion, we expensed the entire balance of unamortized beneficial conversion feature and debt discount and charged approximately $5.1 million to interest expense, all of which is a non cash interest charge. In addition, we expensed all unamortized deferred financing costs related to these three debenture issues during the year ended June 30, 2004, in the amount of approximately $500,000 as interest expense. We will save approximately $623,000 in interest payments annually as a result of these conversions.

Presently, 28,000 shares of our Series B preferred stock, originally issued in a private financing in October 1999, remain outstanding. As of October 1, 2004, our right to redeem the outstanding 28,000 shares of Series B preferred stock is vested. Accordingly, we have the right to repurchase such shares at a redemption price equal to $25.00 per share, plus accrued and unpaid dividends. The holder, however, has the right to convert these shares of preferred stock into an aggregate of 500,000 shares of our common stock at a conversion rate of $1.40. In the event we elect to redeem these securities, the holder will be able to exercise its conversion right subsequent to the date that we issue a notice of redemption but prior to the deemed redemption date as would be set forth in such notice. As of June 30, 2005, no shares of the Series B preferred stock have been redeemed.

In April 2003, our audit committee approved our plan to repurchase the shares of Series A preferred stock from our former Chairman and Chief Executive Officer for a total price of $850,000. This price was at a discount from the appraised value of the shares of Series A preferred stock of $1.1 million, as determined by an independent appraisal and valuation firm. The purchase was consummated in June 2003 and at the closing, $70,000 was paid in cash, $485,000 was offset against loans owed to us by our former Chief Executive Officer and the remainder was payable in monthly installments of $15,000, without interest, beginning in July 2003. In July 2004, our board approved the repayment of the outstanding balance in full.

Effective March 18, 2003, we acquired the remaining outstanding shares of capital stock of our subsidiary, Trac Medical Solutions, Inc., previously held by four other shareholders. Prior to the acquisition, we owned 85.8% of the outstanding stock of Trac Medical. In the transaction, we issued an aggregate of 130,000 shares of our common stock to the sellers, and also issued to the sellers who will continue as employees of Trac Medical 20,000 options to purchase shares of common stock at an exercise price equal to the closing price of our common stock on the closing date of the transaction. In addition, these sellers were eligible to receive up to an aggregate of 75,000 additional shares of our common stock in the event that Trac Medical achieved certain sales and income targets during the twelve month period ending September 30,

2003. Further, these persons were eligible to earn up to 525,000 additional bonus options in fiscal year 2005 if certain sales and income targets were met. These targets were not satisfied and no additional equity compensation was earned.

We are the defendant in a third party complaint filed by Shore Venture Group, LLC in the United States District Court for the Eastern District of Pennsylvania. The caption of this matter is *Berwyn Capital Investments, Inc. v. Shore Venture Group, LLC et al. (defendants and Shore Venture Group, LLC as third party plaintiff) v. Authentidate Holding Corp. and Authentidate, Inc. (third party defendants).* The third party complaint was filed against us on May 7, 2001. Shore Venture is the defendant to an action commenced by Berwyn Capital. The third party complaint alleges a claim for breach of contract and seeks indemnification. A trial was held in October 2002 and we are currently awaiting the verdict of the judge. Management believes that the claim will not have a material adverse impact on our financial condition, results of operations or cash flows.

We are also the defendant in a case filed by Shore Venture Group, LLC in the United States District Court for the District of New Jersey, under the caption *Shore Venture Group, LLC, et al v. Authentidate Holding Corp., Authentidate, Inc. and John T. Botti.* This complaint was filed on March 2, 2005, and an amended complaint was filed on or about April 26, 2005. The plaintiffs in this case seek additional shares of the common stock of our subsidiary, Authentidate, Inc., the right to exchange its stock in Authentidate, Inc., for publicly traded stock and securities in us, rights under one or more of our patent applications and damages in connection with an alleged copyright infringement. The lawsuit requests damages, injunctive relief, costs and attorneys' fees.
We intend to defend the action vigorously. Based on the facts of which we are currently aware, management believes that the resolution of all of our claims with Shore Venture will not have a materially adverse effect on our financial condition. However, no assurances can be given that such belief will ultimately prove to be accurate or that other facts adverse to our position currently not known to management will not be uncovered, in which case the ultimate resolution of this claim could potentially have a material adverse effect on our financial condition.

As described above, between June and August 2005, several purported shareholder class and derivative actions were filed against our company and certain current and former officers and directors. The complaints and current status of these actions are described in detail under the caption "Item 3. Legal Proceedings," appearing elsewhere in this Annual Report. Management is unable to determine at this time whether these complaints will have a material adverse impact on its financial condition, results of operations or cash flow.

On August 25, 2005, we became aware of an action filed against us entitled *TimeCertain LLC vs. Authentidate Holding Corporation, Authentidate, Inc. and NCipher Inc.* The plaintiff in this matter has claimed that our products and systems incorporating secure time-stamping technology infringes certain of its patent rights. We are reviewing this complaint and intend to vigorously contest this action. Management is unable to determine at this time whether these complaints will have a material adverse impact on its financial condition, results of operations or cash flow.

As we previously announced, effective November 15, 2004, John T. Botti no longer serves as our President and Chief Executive Officer. In addition, Mr. Botti subsequently retired from his position as Chairman of the Board and on February 7, 2005, we entered into an Agreement and Release with Mr. Botti. Under that agreement, we agreed to pay to Mr. Botti the severance payments as set forth in his July 1, 2003 employment agreement and agreed to retain him to provide consulting services to us for a period of one year. Our severance obligations to Mr. Botti are described in greater detail below under the caption "Employment, Severance and Change of Control Agreements." Under the consulting agreement, we agreed to pay Mr. Botti a monthly retainer of $10,000 in consideration of his provision of such services as may be requested by our Chief Executive Officer. The severance benefits have been accrued and are expected to be paid over the next two years.

In addition, as we previously announced effective December 31, 2004, Mr. Peter Smith no longer serves as our Executive Vice President – Chief Operating Officer. On February 8, 2005, we entered into an Agreement and Release with Mr. Smith and agreed to pay him a severance payment equal to his base salary for a period of up to twelve months. Our severance obligations to Mr. Smith are described in greater detail below under the caption "Employment, Severance and Change of Control Agreements." The benefits have been accrued for in the second quarter and are expected to be paid over the next three to nine months.

On November 23, 2004, we invested $750,000 in an unaffiliated third party, Health Fusion, Inc., in connection with a strategic relationship we established with this company. We will invest an additional $750,000 in Health Fusion, contingent on Health Fusion achieving certain financial and other performance objectives.

On December 6, 2004, we assumed certain assets and liabilities of Cryptcom Securities, Inc., a privately-held technology consulting company, for a purchase price of $125,000. We will be obligated to pay an additional $425,000 to former shareholders of Cryptcom Securities, Inc. in the event our operation of the acquired assets generates certain financial measures by December 31, 2006. Additionally, we will be required to pay an "earn out" equal to a percentage of net income based on the performance of this division, commencing on the earlier of December 6, 2007 or the fiscal year immediately following the fiscal year during which the additional purchase price, $425,000, has been earned, and following for a term of five years from either date.

CONTRACTUAL COMMITMENTS

Following is a summary of the contractual commitments associated with our debt and lease obligations, as well as our accrued severance as of June 30, 2005:

	Payment Due by Period				
Contractual Obligations*	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term Debt Obligations	$ 48,000	48,000	0	0	0
Operating Lease Obligations	780,979	562,701	218,278	0	0
Capital Lease Obligations	30,315	26,210	4,105	0	0
Total	$ 859,294	636,911	222,383	0	0

* We have certain royalty commitments associated with the sale and licensing of certain products. Royalty expense is generally based on a percentage of underlying revenues which we may derive from our products. At June 30, 2005 royalty liability was immaterial.

On November 23, 2004, we invested $750,000 in an unaffiliated third party, Health Fusion, Inc., in connection with a strategic relationship we established with this company. We will invest an additional $750,000 in Health Fusion, contingent on Health Fusion achieving certain financial and other performance objectives.

On December 6, 2004, we assumed certain assets and liabilities of Cryptcom Securities Inc. for a purchase price of $125,000. We will be obligated to pay an additional $425,000 to former shareholders of Cryptcom Securities Inc. in the event our operation of the acquired assets generates certain financial measures by December 31, 2006. Additionally, we will be required to pay an "earn out" equal to a percentage of net income based on the performance of this division commencing on the earlier of December 6, 2007 or the fiscal year immediately following the fiscal year during which the additional purchase price, $425,000, has been earned, and following for a term of five years from either date.

OFF-BALANCE SHEET ARRANGEMENTS

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating parts of our business that are not consolidated into our financial statements. We do not have any arrangements or relationships with entities that are not consolidated into our financial statements that are reasonably likely to materially affect our liquidity or the availability of our capital resources. We have entered into various agreements by which we may be obligated to indemnify the other party with respect to certain matters. Generally, these indemnification provisions are included in contracts arising in the normal course of business under which we customarily agree to hold the indemnified party harmless against losses arising from a breach of representations related to such matters as intellectual property rights. Payments by us under such indemnification clauses are generally conditioned on the other party making a claim. Such claims are generally subject to challenge by us and to dispute resolution procedures specified in the particular contract. Further, our obligations under these arrangements may be limited in terms of time and/or amount and, in some instances, we may have recourse against third parties for certain payments made by us. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of our obligations and the unique facts of each particular agreement. Historically, we have not made any payments under these agreements that have been material individually or in the aggregate. As of June 30, 2005, we were not aware of any obligations under such indemnification agreements that would require material payments.

EFFECTS OF INFLATION AND CHANGING PRICES

The impact of general inflation on our operations has not been significant to date and we believe inflation will continue to have an insignificant impact on us. However, price deflation in the major categories of components we purchase for our Document Management Solutions Segment has been substantial and is anticipated to continue through fiscal 2005. Typically, new components such as new generations of microprocessors and new optical disk drive technologies, etc. are introduced at premium prices, by our vendors. During this period, we earn lower margins on our products. As the life cycle progresses, competitive pressures could force vendor prices down and thus improve our profit margins. Competitive pressures from an evolving document imaging industry have required us to adjust our marketing model for selling Docstar systems to accommodate a lower entry point. Because much of the System Integration Segments business is service-related, price deflation has less of an impact on System Integration profits. We do not believe that the impact of inflation will have a significant impact on our Security Software Solutions Segment business lines.

PRESENT ACCOUNTING STANDARDS NOT YET ADOPTED

In June 2005, the FASB's Emerging Issues Task Force reached a consensus on Issue No. 05-6, "Determining the Amortization Period for Leasehold Improvements" ("EITF 05-6"). The guidance requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. The guidance is effective for periods beginning after June 29, 2005. We do not believe that the adoption of EITF 05-6 will have a significant effect on our financial statements.

In May 2005, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections–a replacement of APB Opinion No. 20 and FASB Statement No. 3". This Statement replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. We do not expect this pronouncement to have a material impact on the financial statements.

In December 2004, the FASB revised FAS No. 123 and issued FAS No. 123R, Share Based Payment. Beginning in the fiscal year ending June 30, 2006, the statement requires companies to measure and recognize compensation expense associated with share-based payments to employees and directors in the financial statements based on their fair values. We adopted FAS 123R on July 1, 2005 and are applying the provisions of the statement prospectively for any newly issued, modified or settled award after the date of initial adoption, as well as for any awards that were granted prior to the adoption date for which the requisite service has not been provided as of the adoption date. We intend to continue to use the Black-Scholes option-pricing model to calculate total stock compensation expense. We expect that the total stock compensation expense in 2006 will be material and similar to the 2005 and 2004 pro-forma stock compensation expense, depending on the number and terms of new options granted, the exercise of existing options, the expected volatility, expected life, the dividend yield and risk free rate of return in the future.

In December 2004, the FASB issued FAS No. 153, Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29 Accounting for Non-monetary transactions. This Statement revises Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions of this Statement shall be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect the adoption of FAS No. 153 to have a material effect on our financial statements.

In November 2004, the Financial Accounting Standards Board (FASB) issued FAS No. 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4. This Statement revises the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This standard becomes effective for inventory costs incurred during fiscal years beginning on or after June 15, 2005. We do not expect the adoption of FAS No. 151 to have a material effect on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have approximately $63 million invested in high quality, short term investments as of June 30, 2005. We do not believe that any of our financial instruments have significant risk associated with market sensitivity. We are not exposed to significant financial market risks from changes in foreign currency exchange rates and are only minimally impacted by changes in interest rates. However, in the future, we may enter into transactions denominated in non-U.S. currencies, or increase the level of our borrowings, which could increase our exposure to these market risks. We have not used, and currently do not contemplate using, any derivative financial instruments.

Interest Rate Risk

At any time, fluctuations in interest rates could affect interest earnings on our cash and marketable securities. We believe that the effect, if any, of reasonably possible near term changes in interest rates on our financial position, results of operations, and cash flows would not be material. Currently, we do not hedge these interest rate exposures. The primary objective of our investment activities is to preserve capital. We have not used derivative financial instruments in our investment portfolio.

At June 30, 2005, our unrestricted cash and marketable securities totaled $62.5 million, most of which was invested in auction rate securities and money market accounts. The remainder of our cash was in non-interest bearing checking accounts used to pay operating expenses.

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

The Financial Statements and Supplementary Data Schedule are included herein.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no disagreements with our accountants on any accounting or financial disclosures.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act) as of the end of the period covered by this report, have concluded that, based on the evaluation of these controls and procedures, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2005. In making this evaluation, management used the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our evaluation under the framework in Internal Control – Integrated Framework, our management has concluded that our internal control over financial reporting was effective as of June 30, 2005. Management's assessment of the effectiveness of our internal control over financial reporting as of June 30, 2005 has been audited by Eisner LLP, an independent registered public accounting firm, and they have issued an attestation report on management's assessment of the company's internal control over financial reporting, which is included in this Annual Report.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated whether any change in internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fourth quarter of fiscal 2005. As previously reported, on April 15, 2005, our Chief Financial Officer advised certain members of our Board of Directors of the existence of corporate governance issues, which he believes if not corrected, may lead to significant problems in the future. In response to the letter of the Chief Financial Officer, and to assist in the determination of whether the issues raised warrant any changes to our internal controls and / or Corporate Governance Principles, our Audit Committee engaged the services of a special counsel to review the letter and report its findings to the Audit Committee. We announced on July 14, 2005 that the special counsel completed its investigation and found no errors in disclosure or violations of any laws or regulations. The special counsel did confirm certain concerns raised by the Chief Financial Officer relating potentially to future disclosures, and that these concerns had been effectively addressed by the Audit Committee promptly after receiving the letter by, among other things, realigning the reporting responsibilities of our Chief Financial Officer to ensure that the individuals that certify our Exchange Act reports report directly to each other. After receiving the special counsel's report, the Audit Committee decided no further action was necessary. Based on that evaluation, and except as described above, management concluded that there has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of fiscal 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

OTHER INFORMATION

On September 7, 2005, we concluded that a non-cash impairment charge of $4.8 million associated with goodwill and other long-lived assets was required under generally accepted accounting principles for the 2005 fiscal year. We completed our annual impairment test in the fourth quarter of 2005, using a discounted cash flow model for all reporting units, and determined that a write-off of goodwill of approximately $4.3 million in the Corporate Division related to the Security Software Solutions Segment was required. In addition, the Security Software Solutions Segment recorded a non-cash impairment charge of approximately $500,000 related to long-lived assets. The write-off resulted from our analysis that sales and income growth during the fiscal year ending June 30, 2005 was not as great as originally anticipated, thus reducing expectations of growth for the next year compared to similar analysis conducted in the past.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Upon the effectiveness of our public offering on May 13, 1992, our common stock commenced trading in the over-the-counter market and was listed on the SmallCap Market of the NASDAQ Stock Market under the symbol "BTWS." In April 2000 we commenced trading on the NASDAQ National Market. Our common stock currently trades on the NASDAQ National Market under the symbol "ADAT." The following is the range of high and low closing prices for our common stock on the NASDAQ National Market for the periods indicated below:

COMMON STOCK	HIGH	LOW
Fiscal Year 2005		
1st Quarter	$ 10.64	$ 5.19
2nd Quarter	7.73	5.62
3rd Quarter	6.28	3.89
4th Quarter	4.48	2.37
Fiscal Year 2004		
1st Quarter	5.60	2.85
2nd Quarter	14.95	5.23
3rd Quarter	18.20	11.51
4th Quarter	13.84	9.14

As of August 29, 2005, there were approximately 485 holders of record of our common stock. We believe that there are in excess of 10,000 holders of our common stock.

DIVIDEND POLICY

We have not paid any dividends on our common stock since our inception. We do not expect to pay any dividends on our common stock in the foreseeable future and plan to retain earnings, if any, to finance the development and expansion of our business. Further, our Certificate of Incorporation authorizes our Board of Directors to issue preferred stock with a preferential right to dividends. We are obligated to pay dividends on our outstanding shares of Series B preferred stock as follows:

- 28,000 presently outstanding shares of our Series B preferred stock, which have the right to receive dividends equal to an annual rate of 10% of the issue price payable on a semi-annual basis.

SALES OF UNREGISTERED SECURITIES

All sales of unregistered securities we made during the 2005 fiscal year were previously reported on our Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2004, December 31, 2004 and March 31, 2005 and / or Current Reports on Form 8-K during such period.

REPURCHASE OF EQUITY SECURITIES

We did not repurchase any of our equity securities during the 2005 fiscal year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Disclosure pursuant to this item is provided in our Proxy Statement.

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Authentidate Holding Corp.

We have audited the accompanying consolidated balance sheet of Authentidate Holding Corp. and subsidiaries (the "Company") as of June 30, 2005, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Authentidate Holding Corp. and subsidiaries as of June 30, 2005, and the consolidated results of their operations and their consolidated cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

In connection with our audit of the financial statements referred to above, we audited Schedule II - Valuations and Qualifying Accounts. In our opinion, this schedule, when considered in relation to the financial statements taken as a whole, presents fairly, in all material respects, the information stated therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Authentidate Holding Corp's internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 2, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

Eisner LLP

New York, New York
September 2, 2005

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Authentidate Holding Corp.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Authentidate Holding Corp. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Authentidate Holding Corp.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Authentidate Holding Corp. maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by COSO. Also, in our opinion, Authentidate Holding Corp. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Authentidate Holding Corp. and subsidiaries as of June 30, 2005 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended and our report dated September 2, 2005, expressed an unqualified opinion on these consolidated financial statements.

Eisner LLP

New York, New York
September 2, 2005

Independent Member of Baker Tilly International



PricewaterhouseCoopers LLP
677 Broadway
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Authentidate Holding Corp. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Authentidate Holding Corp. and Subsidiaries at June 30, 2004, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Albany, New York
September 3, 2004, except for the paragraph appearing
under "Revisions in the Classification of Certain Securities"
in Note 1, as to which the date is August 16, 2005.

AuthentiDate Holding Corp. and Subsidiaries
Consolidated Balance Sheets
June 30, 2005 and 2004

	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 6,429,210	$ 25,064,823
Restricted cash	141,947	365,116
Marketable securities	56,075,000	48,925,000
Accounts receivable, net of allowance for doubtful accounts of $406,877 and $420,916 at June 30, 2005 and 2004, respectively	3,230,822	3,039,044
Due from related parties	682	—
Inventories	303,678	125,206
Prepaid expenses and other current assets	478,159	474,309
Total current assets	66,659,498	77,993,498
Property and equipment, net	3,878,750	3,396,454
Other assets:		
Software development costs, net of accumulated amortization of $1,758,200 and $3,950,487 at June 30, 2005 and 2004	411,775	497,977
Goodwill	7,340,736	11,616,736
Other intangible assets, net	663,397	727,763
Investment in affiliate	750,000	—
Other assets	4,449	4,448
Total assets	$ 79,708,605	$ 94,236,876
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 1,336,840	$ 859,360
Accrued expenses and other current liabilities	2,739,553	1,838,860
Deferred revenue	2,059,427	1,881,277
Current portion of obligations under capital leases	23,903	69,968
Current portion of long-term debt	48,000	208,239
Line of credit	429,756	571,622
Income taxes payable	15,743	6,130
Total current liabilities	6,653,222	5,435,456
Long-term debt, net of current portion	—	48,000
Long-term deferred revenue	446,250	—
Other long-term accrued liabilities	243,520	—
Obligations under capital leases, net of current portion	3,909	35,421
Total liabilities	7,346,901	5,518,877
Commitments and contingencies:		
Shareholders' equity:		
Preferred stock $.10 par value, 5,000,000 shares authorized; Series B – 28,000 shares issued and outstanding at June 30, 2005 and June 30, 2004	2,800	2,800
Common stock, $.001 par value; 75,000,000 shares authorized; 34,399,161 shares issued and outstanding at June 30, 2005 and 40,000,000 shares authorized; 32,951,656 shares issued and outstanding at June 30, 2004	34,399	32,952
Additional paid-in capital	160,488,500	157,602,589
Accumulated deficit	(88,100,574)	(68,846,528)
Accumulated comprehensive loss	(63,421)	(73,814)
Total shareholders' equity	72,361,704	88,717,999
Total liabilities and shareholders' equity	$ 79,708,605	$ 94,236,876

The accompanying notes are an integral part of the Consolidated Financial Statements.

AuthentiDate Holding Corp. and Subsidiaries
Consolidated Statements of Operations
Years Ended June 30, 2005, 2004 and 2003

	2005	2004	2003
Net sales:			
Products	$ 16,196,913	$ 17,886,219	$ 24,143,959
Services	1,356,525	1,355,852	1,142,512
Total net sales	17,553,438	19,242,071	25,286,471
Cost of sales:			
Products	8,444,464	11,900,718	18,575,474
Services	561,249	511,865	594,362
Total cost of sales	9,005,713	12,412,583	19,169,836
Gross profit	**8,547,725**	**6,829,488**	**6,116,635**
Selling, general and administrative expenses	21,476,932	14,032,170	12,600,901
Product development expenses	3,139,381	2,377,613	2,534,777
Goodwill and intangible impairment	4,767,000	1,178,765	—
Total operating expenses	29,383,313	17,588,548	15,135,678
Loss from operations	**(20,835,588)**	**(10,759,060)**	**(9,019,043)**
Other income (expense):			
Interest and other income	1,678,263	1,304,354	572,481
Interest expense	(15,913)	(6,231,981)	(871,856)
Equity in net loss of affiliated companies	—	—	(514,427)
	1,662,350	(4,927,627)	(813,802)
Loss before income taxes	**(19,173,238)**	**(15,686,687)**	**(9,832,845)**
Income tax (expense) benefit	(10,808)	17,494	(6,464)
Net loss	**$ (19,184,046)**	**$ (15,669,193)**	**$ (9,839,309)**
Per share amounts:			
Basic and diluted loss per common share	**$ (.57)**	**$ (.59)**	**$ (.50)**

The accompanying notes are an integral part of the Consolidated Financial Statements.

AuthentiDate Holding Corp. and Subsidiaries
Consolidated Statements of Shareholders' Equity
Years Ended June 30, 2005, 2004 and 2003

	Preferred Stock		Common Stock							
	Number of Shares	$.10 Par Value	Number of Shares	$.001 Par Value	Paid-in Capital	Accumulated Deficit	Other Equity	Translation Adjustment	Total Shareholders' Equity	Comprehensive Income (Loss)
Balance, June 30, 2002	**32,100**	**$ 3,210**	**19,308,594**	**$ 19,309**	**$ 61,376,632**	**$ (42,999,497)**	**$ (507,431)**	**$ 53,111**	**$ 17,945,334**	**$ (9,898,291)**
Exercise of stock warrants			3,000	3	3,297				3,300	
Exercise of stock options			94,257	94	209,440				209,534	
Convert Series C preferred stock to common stock	(400)	(40)	82,560	82	(42)				—	
Warrants for services					256,283				256,283	
Cost to register common shares					(64,672)				(64,672)	
Cash and stock dividends to Series B and Series C preferred shareholders			61,996	62	155,921	(223,706)			(67,723)	
Repayment of note receivable - shareholder							507,431		507,431	
Currency translation adjustment								(62,160)	(62,160)	(62,160)
Buy back Series A preferred shares	(100)	(10)			(849,990)				(850,000)	
Offering expenses					(85,000)				(85,000)	
Private equity offering			660,077	660	1,999,375				2,000,035	
Convertible debenture interest paid in common shares			47,690	48	143,618				143,666	
Debt discount related to issuance of convertible debentures, net of issuance costs ($163,968)					3,433,931				3,433,931	
Purchase minority interest, Trac Medical			130,000	130	337,870				338,000	
Net loss						(9,839,309)			(9,839,309)	(9,839,309)
Balance, June 30, 2003	**31,600**	**3,160**	**20,388,174**	**20,388**	**66,916,663**	**(53,062,512)**	**—**	**(9,049)**	**13,868,650**	**$ (9,901,469)**
Exercise of stock warrants			2,003,455	2,003	5,459,078				5,461,081	
Exercise of stock options			896,496	897	3,673,493				3,674,390	
Convert Series C preferred stock to common stock	(3,600)	(360)	743,034	743	(383)				—	
Options and warrants for services					756,058				756,058	
Cost to register common shares					(92,717)				(92,717)	
Convert debt to common stock			3,351,527	3,352	8,891,948				8,895,300	
Currency translation adjustment								(64,765)	(64,765)	(64,765)
Cost of private equity offerings					(561,483)				(561,483)	
Private equity offerings			5,527,037	5,527	69,865,061				69,870,588	
Convertible debenture interest paid in common shares			39,543	40	117,205				117,245	
Debt discount and beneficial conversion feature related to issuance of convertible debentures, net of issuance costs					2,288,329				2,288,329	
Deferred financing costs					276,839				276,839	
Preferred stock dividends						(114,823)			(114,823)	
Restricted shares compensation			2,390	2	12,498				12,500	
Net loss						(15,669,193)			(15,669,193)	(15,669,193)
Balance, June 30, 2004	**28,000**	**2,800**	**32,951,656**	**32,952**	**157,602,589**	**(68,846,528)**	**—**	**(73,814)**	**88,717,999**	**$ (15,733,958)**
Exercise of stock warrants			840,657	841	1,370,695				1,371,536	
Exercise of stock options			600,619	600	823,249				823,849	
Options and warrants for services					640,317				640,317	
Cost to register common shares					(9,977)				(9,977)	
Currency translation adjustment								10,393	10,393	10,393
Preferred stock dividends			6,229	6	61,627	(70,000)			(8,367)	
Net loss						(19,184,046)			(19,184,046)	(19,184,046)
Balance, June 30, 2005	**28,000**	**$ 2,800**	**34,399,161**	**$ 34,399**	**$160,488,500**	**$ (88,100,574)**	**—**	**$ (63,421)**	**$ 72,361,704**	**$ (19,173,653)**

The accompanying notes are an integral part of the Consolidated Financial Statements.

AuthentiDate Holding Corp. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended June 30, 2005, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities			
Net loss	$ (19,184,046)	$ (15,669,193)	$ (9,839,309)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,439,574	1,159,713	1,886,085
Provision for doubtful accounts receivable	46,481	74,908	58,688
Equity in net loss of affiliated companies	—	—	514,427
Amortization of deferred financing costs and debt discount	—	5,942,586	537,172
Interest paid in stock	—	117,245	143,666
Dividends paid in stock	61,633	—	—
Non-cash compensation and other	640,317	756,058	160,154
Goodwill impairment	4,276,000	1,178,765	—
Impairment of other intangible assets	491,000	—	—
NYS Grant income	—	(732,000)	—
Restricted shares non-cash compensation	—	12,500	—
Changes in operating assets and liabilities, net of business acquired:			
Accounts receivable and due from related parties	(238,941)	530,547	596,728
Inventories	(172,979)	67,895	286,601
Prepaid expenses and other current assets	(3,850)	(405,060)	54,518
Accounts payable, accrued expenses and other current liabilities	1,378,453	(818,090)	(333,056)
Deferred revenue	624,400	1,143,111	738,166
Income taxes payable	9,613	(18,713)	7,043
Net cash used in operating activities	**(10,632,345)**	**(6,659,728)**	**(5,189,117)**
Cash flows from investing activities			
Restricted cash	223,169	(365,116)	—
Purchases of property and equipment	(1,251,529)	(241,897)	(283,903)
Other intangible assets acquired	(362,472)	(491,903)	(93,780)
Software development costs	(528,794)	(433,794)	(296,197)
Note receivable	—	—	350,000
Investment in affiliated companies	(750,000)	—	(220,000)
Purchase of marketable securities	(7,150,000)	(48,925,000)	—
Acquisition of business, net of cash acquired	(125,000)	—	—
Other, net	(1)	22,847	(97,999)
Net cash used in investing activities	**(9,944,627)**	**(50,434,863)**	**(641,879)**
Cash flows from financing activities			
Proceeds from private equity offerings	—	69,553,236	1,955,035
Stock warrants exercised	1,371,536	5,461,081	3,300
Stock options exercised	823,849	3,674,390	209,535
Dividends paid	(35,000)	(70,000)	(35,000)
Sale of convertible debentures, net of issuance costs ($100,378 in 2004, $163,968 in 2003)	—	2,369,622	6,261,332
Principal payments on obligations under capital leases	(77,577)	(120,187)	(121,935)
Payment of registration costs	(9,976)	(92,717)	(64,672)
Net payments under line of credit	(141,866)	(306,241)	(875,531)
Deferred financing costs	—	(137,300)	(142,000)
Principal payments on long-term debt	—	(280,000)	(35,815)
Payment of mortgage	—	(1,281,700)	—
Purchase Series A preferred shares	—	—	(70,000)
Other	—	(6,451)	—
Net cash provided by financing activities	**1,930,966**	**78,763,733**	**7,084,249**
Effect of exchange rate changes on cash flows	10,393	(64,765)	(62,160)
Net (decrease) increase in cash and cash equivalents	(18,635,613)	21,604,377	1,191,093
Cash and cash equivalents, beginning of year	25,064,823	3,460,446	2,269,353
Cash and cash equivalents, end of year	**$ 6,429,210**	**$ 25,064,823**	**$ 3,460,446**

The accompanying notes are an integral part of the Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles
The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation
The financial statements include the accounts of Authentidate Holding Corp. and its subsidiaries. Intercompany transactions and balances have been eliminated. Equity investments where the Company does not exercise significant influence over the investee are accounted for under the cost method.

Cash Equivalents
The Company considers all highly liquid debt instruments with maturities not exceeding three months when purchased to be cash equivalents. At June 30, 2005 and 2004, cash equivalents were composed primarily of investments in high quality short term investments such as commercial paper and overnight interest bearing deposits.

Marketable Securities
The Company's marketable securities are generally comprised of auction rate securities. These investments are generally rated AAA or AA by one or more national rating agencies. The auction rate securities have contractual maturities of up to 30 years. The auction rate securities the Company invests in generally have interest re-set dates that occur every 7 or 28 days and despite the long-term nature of their stated contractual maturity, we have the ability to quickly liquidate these securities at ongoing auctions every 28 days or less. The Company classifies its investments in auction rate securities as "available for sale." These investments are recorded at cost which approximates fair market value due to their variable interest rates, which typically reset every 7 or 28 days. As a result, the Company had no cumulative gross unrealized holding gains (losses) or gross realized gains (losses) from its current investments. All income generated from these current investments was recorded as interest income. Because the Company does not hold any one auction rate security longer than one year, they have been classified as a current asset.

Revisions in the Classification of Certain Securities
On the Company's 2004 Annual Report on Form 10K/A, the Company reclassified $48,925,000 of auction rate securities from cash and cash equivalents to marketable securities on its June 30, 2004 Balance Sheet. In addition a reclass was made on the Company's 2004 Statement of Cash Flows to present the purchase of auction rate securities as an investing activity in the amount of $48,925,000. No revisions were made to the Statement of Operations or the Statement of Shareholders' Equity.

Accounts Receivable
Accounts receivable represents receivables net of allowances for doubtful accounts. The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on known troubled accounts, historical experience and other currently available evidence. Due from related parties is generally comprised of travel and other advances to employees.

Inventories
Inventories are stated at the lower of cost or market and are valued at average cost.

Long-Lived Assets
Long-lived assets including property and equipment, software development costs, patent costs, trademarks and licenses are reviewed for impairment whenever events such as significant changes in the business climate, changes in product offerings, or other circumstances indicate that the carrying amount may not be recoverable.

Property and Equipment

Property and equipment (including assets held under capital leases) are stated at cost. Depreciation and amortization are determined using the straight-line method. Estimated useful lives of the assets range from three to forty years.

Repairs and maintenance are charged to expense as incurred. Renewals and betterments are capitalized. When assets are sold, retired or otherwise disposed of, the applicable costs and accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss, if any, is recognized.

Software Development Costs

Software development and modification costs incurred subsequent to establishing technological feasibility are capitalized and amortized based on anticipated revenue for the related product with an annual minimum equal to the straight-line amortization over the remaining economic life of the related products (generally three years). Software development costs capitalized during 2005, 2004 and 2003 amounted to approximately $529,000, $434,000 and $296,000, respectively. Amortization expense related to software development costs for the years ended June 30, 2005, 2004 and 2003 was approximately $402,000, $291,000 and $1,103,000, respectively. These expenses are included in cost of sales. In fiscal 2005 we recorded an impairment charge of $213,170 to Trac Medical capitalized software development costs, which is further explained below under Goodwill.

Goodwill

Goodwill is reviewed for impairment annually or whenever events such as significant changes in the business climate, changes in product offerings, or other circumstances indicate that the carrying amount may not be recoverable. The Company performs its annual goodwill impairment test in the fourth quarter of each fiscal year. The Company completed its annual impairment test in the fourth quarter of 2005, using a discounted cash flow model for all reporting units, and these tests resulted in a goodwill impairment charge for Authentidate, Inc. of $3,938,000 and a goodwill impairment charge of $338,000 for Trac Medical. Additionally, we recorded an impairment charge to other long-term intangible assets of $277,830 and to capitalized software development costs of $213,170 in Trac Medical. These write-offs resulted from the Company's analysis that the sales and income growth during the fiscal year ending June 30, 2005 was not as great as originally anticipated, thus reducing expectations of growth for the next year compared to similar analysis conducted in the past. For the year ended June 30, 2004, the tests determined that a write-off of goodwill of $1,178,765 was required in the DJS reporting unit. The DJS goodwill write-off was required due to the growth slow-down in the technology sector causing DJS's 2004 operating results to fall short of management's expectations. As a result, the Company reduced DJS's cash flow and operating results forecast for future periods. The goodwill balances for each reporting unit below are not tax deductible. The changes in the carrying amount of goodwill for the years ended June 30, 2005 and 2004 are as follows:

	DJS	Authentidate	AG	TracMed	Total
Balance, June 30, 2003	$ 1,178,765	$ 3,987,571	$ 7,291,165	$ 338,000	$ 12,795,501
Writeoff of goodwill	(1,178,765)	—	—	—	(1,178,765)
Balance, June 30, 2004	—	3,987,571	7,291,165	338,000	11,616,736
Activity in 2005	—	(3,938,000)	—	(338,000)	(4,276,000)
Balance, June 30, 2005	$ —	$ 49,571	$ 7,291,165	$ —	$ 7,340,736

The Authentidate and AG reporting units have generated significant operating losses since inception. The recoverability of the goodwill of the Authentidate and AG reporting units is predicated on the reporting units' ability to execute their business plans and achieve forecasted operating results prepared by management. If a reporting unit is unsuccessful in executing its business plan and achieving its forecasted results over the next twelve months, the reporting unit may be required to record additional impairment charges for goodwill and other long-lived assets.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue Recognition

Revenue from the sale of products is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed and collectibility is reasonably assured. Service revenue is recognized as services are provided. The Company enters into transactions that represent multiple-element arrangements. These arrangements may include combinations of software licensing, postcontract customer support, software upgrades, transactions, set-up fees, hosting fees and credentialing fees. Multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting. A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met: the delivered item has value to the customer on a stand alone basis; there is objective and reliable evidence of the fair value of the undelivered items in the arrangement; and if the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered item is considered probable and substantially in the control of the Company. If these criteria are not met, then revenue is deferred until such criteria are met or until the period over which the last undelivered element is delivered, which is typically the life of the contract agreement. If these criteria are met, the Company allocates total revenue among the elements based on the sales price of each element when sold separately or based on the fair value of each element if they are not sold separately, which is referred to as vendor specific objective evidence or VSOE.

The Company's Document Solutions Segment has significant revenue from multiple element arrangements. Docstar sales include computer systems with loaded software (including the perpetual software license) as one deliverable and Docstar Softcare™ as an additional deliverable. Each of these deliverables are separately sold products and therefore have vendor-specific objective evidence of fair value. In some cases the deliverable is just the software and license with no computer. Docstar Softcare is a one year postcontract customer support and upgrade product. The Company recognizes revenue on the system and perpetual software license when the product is shipped and title passes to the customer. The Softcare deliverable is considered a when-and-if-available element. Softcare revenue is recognized ratably over the one year contract. Revenue is allocated to each element based on the prices of these two elements when sold separately.

The System Integration Segment revenue is mainly derived from the sale of computer hardware and does not generally involve multiple elements. Revenue is recognized when the hardware is shipped and title passes to the customer. This segment also has professional services revenue and this revenue is recognized when the services are completed and accepted by the customer. In some cases this segment may have a multiple element transaction when professional services and hardware are both sold to the customer. The hardware revenue is recognized when it's shipped to the customer and the professional services portion is recognized when the services are completed and accepted by the customer. Revenue for each element is allocated based on the sales price the Company charges for these elements when sold separately (VSOE).

The Security Software Solutions Segment may have multiple element sales and the separate elements may include licensing, maintenance, set-up, support, transaction fees and hosting services. The Company's Trac Medical subsidiary generally enters into sales contracts of one year. These contracts which require customer set-up may contain elements including software hosting, licensing, credentialing, transaction and postcontract customer support elements. Additionally, these contracts contain a prepaid transaction element and any unused transactions may be carried over provided the customer renews their contract for another year. As this service/product is new, there is no evidence of value for any element and VSOE has not been established. Additionally, under these arrangements, all elements of the contract are being provided and/or accessed by the customer over our hosting site on a monthly basis over the estimated term of the contract. Therefore, revenue is deferred until set-up is complete and then recognized ratably over the estimated term of the contract.

With regard to the Company's Authentidate Inc. product, the Electronic Post Mark (EPM), revenue is recognized on the sale of EPMs to the USPS as EPMs are used by the end-user customer. With regard to the Company's Authentidate AG subsidiary, some revenue contracts may involve multiple element arrangements and because the elements cannot be separated into more than one unit of accounting, the revenue is deferred and recognized ratably over the life of the contract, which is generally one year. The multiple elements may include license fees, support fees, professional services, time stamp fees and maintenance fees. AG may also receive revenue from professional services (without other elements) and such revenue is recognized as the professional services are completed and accepted by the customer.

Warranty Provisions

The Company provides a one-year warranty on hardware products it assembles in its Document Solutions Segment. On products distributed for other manufacturers, the original manufacturer warranties the product. Warranty expense was not significant to any of the years presented.

Advertising Expenses

The Company recognizes advertising expenses as incurred. Advertising expense for 2005, 2004 and 2003 was approximately $758,000, $778,000 and $461,000, respectively.

Product Development Expenses

These costs represent research and development expense and include salary and benefits, professional and consultant fees, amortization of licenses and supplies.

Currency Translation Adjustment

Assets and liabilities of non-U.S. operations are translated at the exchange rate on the balance sheet date generally and the income statements are translated at the average rates of exchange for the year. Gains or losses resulting from translating non-U.S. currency financial statements are recorded in "Comprehensive Income (Loss)" and accumulated in shareholders' equity in the caption "Accumulated Comprehensive Income (Loss)". The "currency translation adjustment" balance at June 30, 2005 and 2004 was $63,421 and $73,814, respectively.

Estimates and Assumptions
Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosures of contingent assets and liabilities. Examples include estimates of loss contingencies and product life cycles and assumptions such as elements comprising a software arrangement, including the distinction between upgrades/enhancements and new products; when technological feasibility is achieved for our products; the potential outcome of future tax consequences; and determining when investment impairments are other-than-temporary. Actual results and outcomes may differ from management's estimates and assumptions. We have based our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances and we evaluate our estimates on a regular basis and make changes accordingly. Historically, our estimates relative to our critical accounting estimates have not differed materially from actual results; however, actual results may differ from these estimates under different conditions. If actual results differ from these estimates and other considerations used in estimating amounts reflected in our consolidated financial statements, the resulting changes could have a material adverse effect on our consolidated statement of income, and in certain situations, could have a material adverse effect on liquidity and our financial condition.

With regard to revenue recognition, revenue from the sale of products is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed and collectibility is reasonably assured. Service revenue is recognized as such services are provided. We enter into transactions that represent multiple-element arrangements. Those arrangements include combinations of licensing, transactions, set-up, maintenance, support and hosting services. Multiple-element transactions are assessed to determine whether they can be separated into more than one unit of accounting. A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met (a) the delivered item has value to the customer on a stand alone basis; (b) there is objective and reliable evidence of the fair value of the undelivered item; and (c) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the delivered item is considered probable and substantially in the control of the Company. If these criteria are not met, then revenue is deferred until such criteria are met or until the period over which the last undelivered element is delivered, which is typically the life of the contract agreement.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We write down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based on assumptions about future demand and market conditions. We make estimates on the future recoverability of capitalized goodwill in the Security Software Solutions Segment, which is highly dependent on the future success of the marketing and sales of this segment. We record a valuation allowance against deferred tax assets when we believe it is more likely than not that such deferred tax assets will not be realized.

Stock-Based Compensation

The Company applies Accounting Principles Board Opinion No. 25 (APB No. 25) in accounting for its stock option plans and, accordingly, no compensation cost has been recognized in the Company's financial statements for stock options under any of the stock plans which on the date of grant the exercise price per share was equal to or exceeded the fair value per share. However, compensation cost has been recognized for warrants granted to non-employees for services provided. The Company has also adopted the disclosure requirements of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (FAS No. 123) and FAS No. 148 with respect to pro forma disclosure of compensation expense for options issued. For purposes of the pro forma disclosures, the fair value of each option grant is estimated on the grant date using the Black Scholes option-pricing model. Had the Company recorded compensation expense for the fair value of stock options, net loss and loss per share would have been affected as indicated by the pro forma amounts below.

	2005	2004	2003
Net loss			
Applicable to common shareholders	$ (19,254,046)	$ (15,784,016)	$ (10,063,015)
Add: Total stock-based employee compensation expense determined under fair value method	(3,906,472)	(4,201,473)	(1,981,504)
Deduct: Stock-based employee compensation charged to operations	—	190,000	—
Pro forma	$ (23,160,518)	$ (19,795,489)	$ (12,044,519)
Basic and diluted loss per share			
As reported	$ (.57)	$ (.59)	$ (.50)
Pro forma	$ (.68)	$ (.73)	$ (.60)

The weighted average fair value of each option granted under the Company's employee option plans during fiscal 2005, 2004 and 2003 was $1.55, $2.11 and $.60, respectively. These amounts were determined using the Black Scholes option-pricing model, which values options based on the stock price at the grant date, the exercise price of the option, the expected life of the option, the estimated volatility of the stock, expected dividend payments and the risk-free interest rate over the expected life of the option. The dividend yield was zero in 2005, 2004 and 2003. The expected volatility was based on the historic stock prices and was 96.0%, 96.4% and 95.3% for 2005, 2004 and 2003, respectively. The risk-free interest rate was the rate available at the grant date on zero coupon U.S. government issues with a term equal to the remaining term for each grant. The risk-free rate ranged from 3.4% to 4.2% in 2005, 3.0% to 4.4% in 2004 and 3.0% to 5.1% in 2003, respectively. The expected life of the options was estimated based on the exercise history from previous grants and is estimated to be 3 to 5 years.

In December 2004, the FASB revised FAS No. 123 and issued FAS No. 123R, Share Based Payment. Beginning in the fiscal year ending June 30, 2006, the statement requires companies to measure and recognize compensation expense associated with share-based payments to employees and directors in the financial statements based on their fair values. The Company adopted FAS 123R on July 1, 2005 and will apply the provisions of the statement prospectively for any newly issued, modified, or settled award after the date of initial adoption, as well as for any awards that were granted prior to the adoption date for which the requisite service has not been provided as of the adoption date. The Company intends to continue to use the Black Scholes option-pricing model to calculate total stock compensation expense.

The Company expects that the total stock compensation expense in 2006 will be material and similar to the 2005 and 2004 pro-forma stock compensation expense, depending on the number and terms of new options granted, the exercise of existing options, the expected volatility, expected life, the dividend yield and risk free rate of return in the future.

Concentrations of Credit Risk
Financial instruments which subject the Company to concentrations of credit risk consist of cash and cash equivalents, marketable securities and trade accounts receivable. To reduce credit risk, the Company places its investments with several high credit quality financial institutions and typically invests in AA or better rated investments. The Company's credit customers are not concentrated in any specific industry or business. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

At June 30, 2005, there was one customer whose accounts receivable balance was approximately 10% of total accounts receivable. At June 30, 2004, there were two customers whose accounts receivable balance exceeded 10% of total accounts receivable.

During the fiscal year ended June 30, 2005, no customers accounted for more than 10% of consolidated sales. During the fiscal year ended June 30, 2004, one DJS customer accounted for approximately 22% of consolidated net sales and represented approximately $296,000 of the $6.8 million gross profit. During the fiscal year ended June 30, 2003, another DJS customer accounted for approximately 50% of consolidated net sales and represented approximately $625,000 of the $6.1 million in gross profit. Sales to these DJS customers were primarily low margin computer hardware sales.

Investment in Affiliates
In fiscal 2005 the Company invested $750,000 in an unaffiliated third party, Health Fusion, Inc., in connection with a strategic relationship established with this company. In the event Health Fusion achieves certain financial and other performance objectives, the Company has the right to invest another $750,000. The Company owns approximately 3.7% of the outstanding stock of Health Fusion and accounts for this investment using the cost method.

Also, during fiscal 2005, we acquired Cryptcom Securities, Inc. in an asset purchase arrangement for $125,000. As a part of this acquisition, we assumed certain liabilities and also assumed the performance on several customer contracts. We employed three employees from Cryptcom Securities, Inc. The Cryptcom business is reported as part of our Security Software Solutions Segment. As part of the asset purchase agreement, we are obligated to pay an additional $425,000 in the event certain financial measures are achieved by this group. Additionally, we will pay an "earn-out" equal to a percentage of net income based on the performance of this group, commencing on the earlier of December 6, 2007 or the fiscal year immediately following the fiscal year during which the additional purchase price, $425,000, has been earned, and following for a term of five years from either date. The purchase price was allocated to long-term intangible assets.

2. DESCRIPTION OF BUSINESS AND BUSINESS CONTINUITY

Authentidate Holding Corp. (AHC) and its subsidiaries Authentidate, Inc. (Authentidate), Authentidate International, AG (AG), DJS Marketing Group, Inc. (DJS), and Trac Medical Solutions, Inc. (Trac Med), collectively referred to as the "Company", are engaged in the following businesses. These divisions are separated into different reporting segments for management and strategic purposes. The Docstar Division comprises the Document Solutions Segment. This segment develops and sells document imaging software and related products. DJS comprises the Systems Integration Segment, which markets network integration services, Internet services and related computer hardware. Authentidate, Inc., AG and Trac Med comprise the Security Software Solutions Segment, which provides authentication and security software solutions. All of the Company's businesses (except for AG) currently operate in New York state, but have sales on a national basis. Authentidate International AG is located in Germany and sells to the European market primarily.

What follows is a brief history of the current businesses the Company is involved in. The Docstar Division was formed in 1995 to develop innovative document management software solutions. The software was developed in-house and loaded on a personal computer, which was also assembled in-house and sold through a national dealer network. Today the Company also offers a "software only" solution to dealers and the product is also sold directly to end-users. In March 1996, the Company acquired DJS, which was engaged in the systems integration industry in the Albany NY region. This business has also provided computer hardware to corporate and organizational accounts on a national basis. However, the focus of the business today is to market and sell professional services, which may or may not include a hardware component.

In June 1999, AHC established a majority owned (approximately 98%) subsidiary, Authentidate, Inc. (Authentidate), to engage in a new software business providing users with a service which can verify the authenticity of digital images by employing a secure clock that will date stamp the images when received, providing proof of time, date and also proof of content via the Internet or via facsimile machine. In July 2002, the Company entered into a Strategic Alliance Agreement with the United States Postal Service to serve as the preferred provider of the USPS Electronic Postmark. The EPM uses our patent pending technology, offering highly sophisticated encryption methodology ensuring document authenticity. Under the Strategic Alliance Agreement, the Company is required to meet certain performance metrics (including a revenue metric). In September 2004, the Postal Service notified the Company of a failure to comply with the current revenue metrics, which commenced a six month period to achieve compliance with the metrics. The Company began negotiating with the Postal Service to complete a modification of this metric and in December 2004 believed that it had cured the default. However, in May 2005, the Company received a second notice from the Postal Service stating that it had failed to attain the performance metrics required by the Strategic Alliance Agreement during the period February 2005 through April 2005. In its notice, the Postal Service has advised the Company that although it intends to exercise its right to terminate the Strategic Alliance Agreement if the Company is unable to cure this default, it is willing to discuss further plans that the Company may have to attain the performance metrics in the Strategic Alliance Agreement. The Company is currently engaged in negotiations with the Postal Service to enter into an amendment to the Strategic Alliance Agreement in order to modify these metrics. No assurances, however, can be given that the Company will be successful in curing the default or completing these negotiations.

In March 2000, Authentidate, Inc. formed and held a 39% interest in a joint venture known as Authentidate International, AG, with a German company, Windhorst New Technologies, Agi.G., to market Authentidate in countries outside of the Americas, Japan, Australia, New Zealand and India. In March 2002, the Company purchased the remaining 61% of Authentidate AG to secure worldwide rights for marketing of the Authentidate technology.

In March 2001, the Company formed and held a majority interest in a subsidiary named Trac Medical Solutions, Inc. to develop and provide authentication software services in the medical supply industry for the processing of Certificates of Medical Necessity, written orders and other related forms. In 2003, AHC purchased the remaining shares of its Trac Med subsidiary, which were previously held by four other shareholders. Pursuant to the Stock Purchase Agreement dated as of March 13, 2003, AHC issued an aggregate of 130,000 shares of its common stock with a fair value of $338,000 to the sellers, and also issued to the sellers who will continue as employees of Trac Med, 20,000 options to purchase shares of common stock at an exercise price equal to the closing price of AHC's common stock as of the closing date of the transaction. In addition, the sellers, some of whom continued as employees of Trac Med, could have received additional shares of stock and performance options if Trac Med achieved certain sales and income performance targets through June 30, 2005. Trac Med did not achieve any of these targets and no further shares or options were issued or will be issued to the sellers in connection with this transaction.

In May 2001, the Company became a 50% owner in a joint venture known as Authentidate Sports (Sports) with outside partners to provide the same Authentidate services in the sports memorabilia industry. During fiscal 2003, the Company and its partner closed Sports and discontinued operations. The Company's share of net losses in this joint venture in 2003 was approximately $514,000, and this amount is included in the loss from operations.

3. LOSS PER SHARE

The following is basic and diluted loss per common share information:

	2005	2004	2003
Net loss	$ (19,184,046)	$ (15,669,193)	$ (9,839,309)
Preferred stock dividends	(70,000)	(114,823)	(223,706)
Net loss applicable to common stockholders	$ (19,254,046)	$ (15,784,016)	$ (10,063,015)
Weighted average shares	33,830,966	26,980,843	20,028,736
Basic and diluted loss per common share	$ (.57)	$ (.59)	$ (.50)

All common stock equivalents were excluded from the loss per share calculation for all periods presented because the impact is antidilutive. At June 30, 2005, options (4,234,498), warrants (1,276,314) and convertible preferred stock (28,000 preferred shares convertible into 500,000 common shares) were outstanding. At June 30, 2004, options (4,565,569), warrants (2,190,088) and convertible preferred stock (28,000 preferred shares convertible into 500,000 common shares) were outstanding. At June 30, 2003, options (5,003,117), warrants (3,968,539), convertible preferred stock (1,243,034) and convertible debentures (2,528,192) were outstanding.

4. INVENTORIES

Inventories relate to Docstar and DJS only and at June 30 consist of:

	2005	2004
Purchased components and raw materials	$ 229,305	$ 75,493
Finished goods	74,373	49,713
	$ 303,678	$ 125,206

5. PROPERTY AND EQUIPMENT

Property and equipment at June 30 consist of the following::

	2005	2004	Estimated Useful Life In Years
Building	$ 1,728,762	$ 1,618,640	40
Land	698,281	698,281	N/A
Machinery and equipment	4,647,108	3,257,432	3–6
Demonstration and rental computers	125,732	125,732	5–6
Furniture and fixtures	354,091	725,626	5–7
Leasehold improvements	103,934	50,069	5
	7,657,908	6,475,780	
Less accumulated depreciation and amortization	(3,779,158)	(3,079,326)	
	$ 3,878,750	$ 3,396,454	

In June 1999, the Company completed construction of a new office/production facility in Schenectady, New York for approximately $2,300,000. The Company was awarded a grant totaling $1,000,000 from the Empire State Development Corporation (ESDC) (an agency of New York state) to be used towards the construction of the facility. The grant stipulated that the Company was obligated to achieve certain annual employment levels at the new site between January 1, 2002 and January 1, 2004 ,or some or all of the grant will have to be repaid. Although the Company did not achieve the agreed upon employment levels, the Company reached a settlement agreement with the ESDC regarding repayment of the grant award. Beginning September 2003, the Company agreed to repay $268,000 of the grant amount at the rate of $10,000 per month, interest free. Accordingly, $732,000 of the deferred grant was recognized as other income during fiscal year ending June 30, 2004. The remaining $268,000 of deferred grant was reclassified to longterm debt (Note 8). During fiscal 2005 and 2004, the Company repaid $120,000 and $100,000, respectively, of this amount. The remainder of the financing for the new facility, totaling approximately $1,400,000, was provided by a local financial institution in the form of a mortgage loan.

Depreciation expense on property and equipment for the years ended June 30, 2005, 2004 and 2003 was approximately $769,000, $638,000 and $662,000, respectively.

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following at June 30:

	2005	2004
Accrued severance	$ 928,385	$ 9,722
Litigation accrual	500,000	500,000
Other	1,311,168	1,329,138
	$ 2,739,553	$ 1,838,860

7. LINE OF CREDIT

The Company's subsidiary, DJS, has a revolving line of credit in the amount of $2.5 million with a financial institution, of which approximately $430,000 was outstanding at June 30, 2005. The interest rate is prime (minimum prime rate of 7%) plus 1.75%. At June 30, 2005, the interest rate was 8.75%. DJS may borrow on this line based on a formula of qualified accounts receivable and inventory. Based upon this formula, $833,000 was available for use at June 30, 2005, of which $403,000 was unused. The line was collateralized by all assets of DJS and is guaranteed by Authentidate Holding Corp. Under the line of credit agreement, DJS is required to comply with certain restrictive covenants including tangible net worth and debt to tangible net worth. As of June 30, 2005, the Company was in compliance with its debt covenants.

8. LONG-TERM DEBT

Long-term debt at June 30 consists of the following:

	2005	2004
Note payable to the Company's Chief Executive Officer in connection with the purchase of 100 shares of Series A preferred stock.	—	$ 88,239
Grant with Empire State Development Corporation of $268,000 payable in monthly payments of $10,000, without interest (Note 5).	48,000	168,000
	48,000	256,239
Less: Current portion	(48,000)	(208,239)
Long-term debt, net of current portion	$ —	$ 48,000

9. INCOME TAXES

Income tax (benefit) expense for the years ended June 30, 2005, 2004 and 2003 consists of currently payable state and local income taxes.

At June 30, 2005, the Company has federal net operating loss carryforwards for tax purposes approximating $64,915,000. The years in which the net operating loss carryforwards expire are as follows: 2008-$1,568,000; 2009-$867,000; 2011-$2,761,000; 2012-$685,000; 2013-$3,202,000; 2019-$1,348,000; 2020-$7,681,000; 2021-$2,868,000, 2022-$7,941,000, 2023-$8,190,000, 2024-$13,304,000 and 2025-$14,500,000.

Because of significant changes in ownership during the prior years, the use of net operating loss carryforwards may be subject to limitation.

Pre-tax book (loss) from foreign sources totaled ($1,288,862), ($1,581,676) and ($1,544,741) for the years ended June 30, 2005, 2004 and 2003, respectively.

The following table reconciles the income tax (benefit) expense at the federal statutory rate of 34% to the effective tax rate.

	2005	2004	2003
Computed expected tax benefit	$ (6,518,901)	$ (5,333,474)	$ (3,343,167)
Increase in valuation allowance	—	1,915,588	3,465,936
Effect on valuation allowance of adjustment to net operating loss carryforward	6,086,700	1,245,362	—
Nondeductible goodwill impairment	1,620,780	400,780	—
Nondeductible interest expense	—	2,020,479	—
State income taxes, net of federal benefit	(1,653,423)	(824,604)	(659,832)
Nondeductible foreign losses	438,213	537,770	525,212
Other nondeductible expenses	37,439	20,605	18,315
Income tax expense (benefit)	$ 10,808	$ (17,494)	$ 6,464

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of June 30 are presented below:

	2005	2004
Deferred income tax asset:		
Allowance for doubtful accounts	$ 152,079	$ 163,307
Inventories	75,120	76,135
Software development costs	—	849,679
Investments in affiliated companies	315,964	302,804
Other intangible assets	1,032,247	1,414,378
Deferred compensation	186,771	576,872
Accrued expenses and other liabilities	1,014,913	251,798
Net operating loss and tax credit carryforwards	26,816,149	20,238,178
Other	6,719	5,872
Total gross deferred tax assets	29,599,962	23,879,023
Less: Valuation allowance	(29,006,300)	(23,677,249)
Net deferred tax asset	593,662	201,774
Deferred income tax liability:		
Software development costs	(378,330)	—
Equipment, principally due to differences in depreciation methods	(215,332)	(201,774)
Net deferred income taxes	$ —	$ —

The Company has recorded a full valuation allowance against its deferred tax asset since it believes it is more likely that such deferred tax asset will not be realized. The valuation allowance for deferred tax assets as of June 30, 2005 and 2004 was approximately $29,006,000 and $23,677,000, respectively. The net change in the total valuation allowance for the years ended June 30, 2005, 2004 and 2003 was an increase of approximately $5,329,000, $1,916,000 and $3,466,000, respectively.

10. LEASE COMMITMENTS

The Company is obligated under operating leases and capital leases for certain equipment and facilities expiring at various dates through the year 2007.

As of June 30, 2005, future minimum payments by year and in the aggregate for non-cancelable operating leases with initial terms of one year or more and capital leases consist of the following:

	Capital Leases	Operating Leases
Fiscal year ending June 30:		
2006	$ 26,210	$ 562,701
2007	4,105	207,835
2008	—	10,443
	30,315	$ 780,979
Amounts representing interest	(2,503)	
Present value of net minimum lease payments	27,812	
Less: Current portion	(23,903)	
Long-term portion	$ 3,909	

Rental expense was approximately $765,000, $644,000 and $516,000 for the years ended June 30, 2005, 2004, and 2003, respectively. The amount of accumulated amortization for capital leases at June 30, 2005 and 2004 was $43,767 and $172,292, respectively. Certain portions of the equipment financed by these capital leases may be purchased at the end of the lease term for a bargain purchase amount. The book value of equipment financed by these capital leases at June 30, 2005 is approximately $35,000.

11. PREFERRED STOCK

The Board of Directors is authorized to issue shares of preferred stock, $.10 par value per share, from time to time in one or more series. The Board may issue a series of preferred stock having the right to vote on any matter submitted to shareholders including, without limitation, the right to vote by itself as a series, or as a class together with any other or all series of preferred stock. The Board of Directors may determine that the holders of preferred stock voting as a class will have the right to elect one or more additional members of the Board of Directors, or the majority of the members of the Board of Directors. The Board of Directors has designated a series of preferred stock which has the right to elect a majority of the Board of Directors. The holders of Series A preferred stock which have the right to elect a majority of the Board of Directors are therefore able to control the Company's policies and affairs.

In June 2003, the Company purchased all of the Series A preferred stock (100 shares) from its former Chief Executive Officer for $850,000. Payment terms are as follows: $70,000 in cash was paid, $485,000 was offset against loans owed to the Company by its Chief Executive Officer, and the remainder was paid in monthly installments of $15,000 commencing July 2003, interest free (Note 21).

The Company currently has 28,000 shares of Series B convertible preferred stock outstanding. The Series B preferred is convertible into 500,000 shares of common stock and is more fully described in Note 20 – Private Equity Offerings.

12. STOCK OPTION PLANS AND STOCK WARRANTS

2000 and 1992 Employees Stock Option Plans

In March 2001, the shareholders approved the 2000 Employees Stock Option Plan (the "2000 Plan"), which provided for the grant of options to purchase up to 5,000,000 shares of the Company's common stock. In February 2004, the shareholders approved an amendment to the 2000 Plan, which serves to authorize the issuance of an additional 5,000,000 shares of common stock under the 2000 Plan through the grant of incentive stock options and nonqualified options. The 2000 Plan expires in 2010.

The 1992 Employees Stock Option Plan (the "1992 Plan") provided for the grant of options to purchase 3,000,000 shares of the Company's common stock. The 1992 Plan expired in May 2002.

Under the terms of the two Plans, options granted thereunder may be designated as options which qualify for incentive stock option treatment ("ISO") under Section 422 of the Internal Revenue Code, or options which do not so qualify ("non-ISOs").

The Plans are administered by a Compensation Committee ("Committee") designated by the Board of Directors ("Board"). The Compensation Committee is comprised entirely of outside directors. The Board or the Committee, as the case may be, has the discretion to determine eligible employees and the times and the prices at which options will be granted, whether such options shall be ISOs or non-ISOs, the period during which each option will be exercisable and the number of shares subject to each option. Options generally begin to vest one year after the date of grant. Vesting generally occurs one-third per year over three years. Options generally have a life of five years. The Board or the Committee has full authority to interpret the Plans and to establish and amend rules and regulations relating thereto. Under the two Plans, the exercise price of an option designated as an ISO may not be less than the fair market value of the Company's common stock on the date the option is granted. However, in the event an option designated as an ISO is granted to a ten percent shareholder, the exercise price shall be at least 110% of such fair market value. The aggregate fair market value on the grant date of shares subject to options which are designated as ISOs which become exercisable in any calendar year shall not exceed $100,000 per optionee.

The Board or the Committee may in its sole discretion grant bonuses or authorize loans to or guarantee loans obtained by an optionee to enable such optionee to pay any taxes that may arise in connection with the exercise or cancellation of an option. As of June 30, 2005 and 2004, no loans had been granted or guaranteed. Loans may not be granted or guaranteed to executive officers.

In fiscal 2004, the Company granted to advisory board members options to acquire 140,000 shares of Company common stock for services to be provided over a three year period. The options which vest over a three year period have been valued using the Black Scholes Model, which resulted in a charge to operations in fiscal 2004 of approximately $489,000. These options were cancelled during the fiscal year ended June 30, 2005.

	Number of Shares	Weighted Average Option Exercise Price Per Share
Outstanding at June 30, 2002	5,120,349	$ 4.48
Options granted equal to market price	459,075	3.15
Options granted greater than market price	373,667	3.21
Options exercised	(63,448)	2.04
Options cancelled or surrendered	(1,046,526)	4.06
Outstanding at June 30, 2003	4,843,117	$ 4.38
Options granted equal to market price	1,274,950	8.18
Options cancelled or surrendered	(893,502)	4.89
Options exercised	(811,496)	4.24
Outstanding at June 30, 2004	4,413,069	$ 5.40
Options granted equal to market price	1,635,840	5.82
Options exercised	(590,619)	1.37
Options cancelled or surrendered	(1,483,792)	7.72
Outstanding at June 30, 2005	**3,974,498**	**$ 5.31**

The following is a summary of the status of employee stock options at June 30, 2005:

	Outstanding Options			Exercisable Options	
Exercise Price Range	Number	Actual Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 1.75 – $ 3.99	1,072,529	3.2	$ 3.14	753,967	$ 3.14
$ 4.00 – $ 5.99	1,850,329	2.5	$ 4.93	1,404,857	$ 4.93
$ 6.00 – $ 18.20	1,051,640	4.2	$ 8.19	276,358	$ 8.51

As of June 30, 2005 and 2004, 2,435,182 shares and 2,993,354 shares, respectively, were exercisable under the 2000 and 1992 Employees Stock Option Plans.

Non-Executive Director Stock Option Plan

In January 2002, our shareholders approved the 2001 Non-Executive Director Stock Option Plan (the "2001 Director Plan"). Options may be granted under the 2001 Director Plan until December 2011 to (i) non-executive directors as defined and (ii) members of any advisory board established by the Company who are not full-time employees of the Company or any of its subsidiaries. The 2001 Director Plan provides that each non-executive director will automatically be granted an option to purchase 20,000 shares upon joining the Board of Directors and 10,000 on each September 1st thereafter, prorated based upon the amount of time such person served as a director during the period beginning twelve months prior to September 1. The shareholders approved an amendment to the 2001 Director Plan in February 2004 to grant all new non-executive directors an option to purchase 40,000 shares of common stock on the date such person is appointed or elected. Additionally, the shareholders also approved a provision that non-executive directors, upon joining the Board and for a period of one year thereafter, will be entitled to purchase restricted stock from the Company at a price equal to 80% of the closing price on the date of purchase up to an aggregate purchase price of $100,000. Each eligible director of an advisory board will receive, upon joining the advisory board, and on each September 1st thereafter, an option to purchase 5,000 shares of the Company's common stock, providing such person has served as a director of the advisory board for the previous 12-month period.

The Company's shareholders were asked to adopt the 2001 Director Plan since the 1992 Non-Executive Director Stock Plan (the "1992 Director Plan") expired in April 2002. Under the 1992 Director Plan, which was adopted by our shareholders in April 1992, directors were automatically granted a fully vested option to purchase 20,000 shares upon joining the Board of Directors and a fully vested option to purchase 10,000 shares on each September 1 thereafter.

The exercise price for options granted under the 2001 and 1992 Director Plans is 100% of the fair market value of the common stock on the date of grant. The "fair market value" is the closing NASDAQ price, or if the Company's common stock is not quoted by NASDAQ, as reported by the National Quotation Bureau, Inc., or a market maker of the Company's common stock. If the common stock is not quoted by any of the above, the Board of Directors acting in good faith will determine fair market value. The exercise price of options granted under both the 2001 and 1992 Director Plans must be paid at the time of exercise in cash. The term of each option commences on the date it is granted and unless terminated sooner, as provided in the 2001 and 1992 Director Plans, expires five years from the date of grant. The 2001 and 1992 Director Plans are administered by a committee of the board of directors composed of not fewer than three persons who are officers of the Company (the "Committee"). The Committee has no discretion to determine which non-executive director or advisory board member will receive options or the number of shares subject to the option, the term of the option or the exercisability of the option. However, the Committee will make all determinations of the interpretation of both the 2001 and 1992 Director Plans. Options granted under the 2001 and 1992 Director Plans are not qualified for incentive stock option treatment.

In fiscal 2005, the Company granted to two new directors options to acquire an aggregate of 80,000 shares of Company common stock at an exercise price of $4.88 per share. In addition, we granted existing directors 37,500 options at an exercise price of $7.15 per share.

A schedule of director stock option activity is as follows:

	Number of Shares	Weighted Average Option Exercise Price Per Share
Outstanding at June 30, 2002	160,000	$ 2.84
Options granted equal to market price	50,000	2.63
Options cancelled or surrendered	(10,000)	3.88
Options exercised	(40,000)	2.78
Outstanding at June 30, 2003	160,000	$ 2.72
Options granted equal to market price	77,500	6.93
Options granted lower than market price	40,000	10.58
Options expired	(40,000)	10.58
Options exercised	(85,000)	2.71
Outstanding at June 30, 2004	152,500	$ 4.87
Options granted equal to market price	117,500	5.60
Options exercised	(10,000)	0.85
Outstanding at June 30, 2005	**260,000**	**$ 5.36**

The options outstanding at June 30, 2005 range in exercise price from $2.25 to $10.58 per share and have a weighted average remaining contractual life of 2.85 years.

As of June 30, 2005 and 2004, 260,000 shares ($5.36 weighted average exercise price) and 152,500 shares ($4.87 weighted average exercise price), respectively, were exercisable under the 2001 and 1992 Director Plans.

Common Stock Warrants

With regard to the warrants issued in connection with the fiscal 2003 and fiscal 2004 convertible debentures referred to below, there will be no future charges to operations relative to these warrants. All convertible debentures were converted during fiscal 2004 (Note 19).

All warrants outstanding are entitled to be exercised on a cash-less basis.

Fiscal 2005

During the fiscal year ending June 30, 2005, the Company issued 250,000 common stock warrants to a consultant in partial consideration for services to be provided by such person under a consulting agreement. The warrants are fully vested and have exercised prices between $15 and $20 per share and expire on October 4, 2008. The warrant fair value of $667,000, as determined under the Black Scholes Model, was charged to operations.

Fiscal 2004

During the fiscal year ending June 30, 2004, the Company issued 60,000 warrants to various consultants as compensation for services provided. The warrant fair value of $77,000, as determined under the Black Scholes Model, was charged to operations.

In September 2003, the Company issued 247,000 warrants to a group of investors in connection with a sale of convertible debentures in the amount of $2.41 million. The Company valued these warrants using the Black Scholes Model and was to amortize the warrant value as debt discount over the three year term of the debentures (Note 19). In addition, 49,400 warrants were issued to a consultant as finders fees.

In September 2003, the Company sold 166,667 shares of common stock with 50,000 warrants for gross proceeds of $500,000 (Note 20). In addition, 10,000 warrants were issued to a consultant as finders fees.

Fiscal 2003

In May 2003, the Company issued 419,279 warrants to a group of investors in connection with a sale of convertible debentures in the amount of $2.7 million. The Company valued these warrants using the Black Scholes Model and was to amortize the warrant value as debt discount over the three year term of the debentures (Note 19). In addition, 36,923 warrants were issued to a consultant as finders fees.

In October 2002, the Company issued 444,000 warrants to a group of investors in connection with a sale of $3.7 million of convertible debentures. The Company valued these warrants using the Black Scholes Model and was to amortize the warrant value debt discount over the three year term of the debentures (Note 19). In addition, 86,863 warrants were issued to a consultant as finders fees.

In August 2002, the Company issued 132,015 warrants in connection with a private common stock sale of approximately $2.0 million.

A schedule of common stock warrant activity is as follows:

	Number of Shares	Weighted Average Warrant Exercise Price Per Share
Outstanding at June 30, 2002	2,685,818	$ 3.81
Warrants granted greater than market price	235,000	3.28
Warrants granted below market price	1,119,080	2.68
Warrants exercised	(3,000)	3.25
Warrants cancelled or surrendered	(68,359)	8.99
Outstanding at June 30, 2003	3,968,539	$ 3.37
Warrants granted equal to market price	40,000	3.09
Warrants granted greater than market price	20,000	4.48
Warrants granted below market price	356,400	3.00
Warrants exercised	(2,177,625)	3.44
Warrants cancelled or surrendered	(17,226)	4.81
Outstanding at June 30, 2004	2,190,088	$ 3.23
Warrants granted greater than market price	250,000	16.80
Warrants exercised	(864,774)	1.77
Warrants expired	(299,000)	2.99
Outstanding at June 30, 2005	**1,276,314**	**$ 5.88**

The following is a summary of the status of common stock warrants at June 30, 2005:

	Outstanding Warrants			Exercisable Warrants	
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 2.50 – $ 2.99	403,079	2.2	$ 2.63	403,079	$ 2.63
$ 3.00 – $ 4.99	523,235	1.7	$ 3.33	523,235	$ 3.33
$ 5.00 – $20.00	350,000	2.2	$ 5.88	350,000	$ 5.88

13. COMMITMENTS AND CONTINGENCIES

The Company is involved in the following pending and threatened legal proceedings. The Company is the defendant in a third party complaint filed by Shore Venture Group, LLC (Shore Venture) in Federal District Court in Pennsylvania. The third party complaint was filed against us on May 7, 2001. Shore Venture is the defendant to an action commenced by Berwyn Capital. The third party complaint alleges a claim for breach of contract and seeks indemnification. A trial was held in October 2002 and we are currently awaiting the verdict of the judge. Management believes that the claim will not have a material adverse impact on the Company's financial condition, results of operations or cash flows.

The Company is also the defendant in a case filed by Shore Venture Group, LLC in Federal District Court. This complaint was filed on March 2, 2005, and an amended complaint was filed on or about April 26, 2005. The plaintiffs in this case seek additional shares of the common stock of our subsidiary, Authentidate, Inc., the right to exchange its stock in Authentidate, Inc. for publicly traded stock and securities in the Company, rights under one of our patent applications and damages in connection with an alleged copyright infringement. Prior to the commencement of this case, the Company had conducted extensive settlement negotiations with Shore Venture in an effort to resolve all claims between the parties. However, negotiations did not result in a mutually agreeable settlement. The lawsuit requests damages, injunctive relief, costs and attorneys' fees. The Company intends to defend the action vigorously. Based on the facts of which the Company is currently aware, management believes that the resolution of all of our claims with Shore Venture will not have a materially adverse effect on the Company's financial condition. However, no assurances can be given that such belief will ultimately prove to be accurate, or that other facts adverse to our position currently not known to management will not be uncovered, in which case the ultimate resolution of this claim could potentially have a material adverse effect on the Company's financial condition.

In June 2005, several separate complaints purporting to be class actions were filed in federal court alleging that the Company and some of its current and former officers and directors violated provisions of the Securities Exchange Act of 1934. Subsequently two separate derivative action lawsuits were filed against the Company based on allegations substantially similar to those set forth in the purported class action suits. The Company has not yet responded to the above complaints. As relief, the complaints seek, among other things, declaration that the action be certified as a proper class action, unspecified compensatory damages (including interest) and payment of costs and expenses (including fees for legal counsel and experts). Management is unable to determine at this time whether this claim will have a material adverse impact on the Company's financial condition, results of operations or cash flow.

In addition, in August 2005, we were notified of the filing of a complaint in which the plaintiff alleges that our products and systems incorporating secure time stamping technology, including but not limited to our Electronic Postmark system, infringes certain of the plaintiff's patent rights. The complaint was filed in Federal District Court. As relief, the complaint seeks, among other things, injunctive relief and damages. The complaint has not yet been served, and the notification included a request to initiate settlement discussions prior to service of the complaint. The Company is assessing the situation and the patents being asserted, and has not yet responded to this notification. Management is unable to determine at this time whether this claim will have a material adverse impact on the Company's financial condition, results of operations or cash flow.

At June 30, 2005, the Company had $138,282 in an outstanding letter of credit with a financial institution. The Company is required to maintain a cash account balance (restricted cash) equal to the outstanding letter of credit.

At June 30, 2005, the Company had a severance accrual of $928,000 for employees that were terminated during fiscal year 2005. These payouts will be made over the next 18 months.

In February 2004, the Company's Trac Medical Solutions, Inc. subsidiary entered into a nine year agreement with an affiliate of the American Association of Homecare (AAH) and bConnected Software, Inc. providing for the delivery of a software-based solution for the processing of Electronic Certificates of Medical Necessity (e-CMNs) and other electronic health care forms. The e-CMN incorporates the Company's CareCert solution with applications from bConnected Software. As part of the agreements Trac Med will pay a royalty to both AAH and bConnected based on a percentage of sales of e-CMNs to third parties.

14. CASH FLOWS – SUPPLEMENTAL INFORMATION

Cash Flows

The Company paid interest in the amounts of $8,393, $113,111 and $195,276 for the years ended June 30, 2005, 2004 and 2003, respectively. Income taxes paid aggregated $1,108, $731 and $494 for the years ended June 30, 2005, 2004 and 2003, respectively.

Non-Cash Investing and Financing Activities

During the fiscal year ending June 30, 2004, the Company entered into capital lease obligations of $27,500, including interest.

During the fiscal year ending June 30, 2003, the Company issued 130,000 shares of its common stock to acquire all of the shares of Trac Medical. In addition, the Company entered into capital lease obligations for property and equipment totaling $176,178, including interest (Note 10).

15. EMPLOYEE BENEFIT PLAN

The Company has a qualified defined contribution 401(k) profit sharing plan for all eligible employees. The Company can make contributions in percentages of compensation, or amounts as determined by the Company's Board of Directors. The Company contributed $98,085, $116,594 and $143,080 to the plan during the years ended June 30, 2005, 2004 and 2003, respectively.

16. OTHER INTANGIBLE ASSETS

A summary of other intangible assets is as follows:

	June 30, 2005		June 30, 2004		
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Useful Life In Years
Patents	$ 357,164	$ 87,482	$ 366,080	$ 64,663	17
Trademarks	181,081	38,884	133,086	28,932	20
Completed technologies	—	—	59,400	59,400	2
Accreditation	—	—	121,800	121,800	2
Acquired technologies	72,467	18,117	—	—	2
Licenses	569,087	371,919	476,484	154,292	3
Total	$ 1,179,799	$ 516,402	$ 1,156,850	$ 429,087	

The Company recorded an impairment charge of $277,830 relative to Trac Medical long-lived intangible assets as part of its annual impairment test under FAS 142 and 144. For further information see Note 1 under Goodwill.

The Company amortizes other intangible assets using the straight line method. Amortization expense was approximately $268,000, $231,000 and $121,000 for the years ended June 30, 2005, 2004 and 2003, respectively. Intangible amortization expense is expected to be as follows for the next five fiscal years:

2006	$ 165,350
2007	134,179
2008	40,453
2009	29,488
2010	29,488

17. FINANCIAL INSTRUMENTS

Fair Value
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Cash Equivalents, Marketable Securities, Accounts Receivable, Other Current Assets, Accounts Payable and Accrued Expenses and Other Current Liabilities
The carrying amount of cash and cash equivalents, marketable securities, accounts receivable, other current assets, accounts payable, accrued expenses and other current liabilities approximates fair value because of the short maturity of these instruments.

Long-Term Debt and Other Non-Current Liabilities
Long-term debt, convertible debt and capital leases carrying values approximate fair value as the Company's current borrowing rate approximates the interest rates on such debt.

18. SEGMENT INFORMATION

FAS 131 establishes standards for reporting financial and descriptive information about an enterprise's operating segments in its annual financial statements and selected segment information in interim financial reports.

The Company has three reportable segments: The Document Solutions Segment is comprised of Docstar, a document imaging software company. Docstar sells document storage and retrieval software and related products through a national dealer network of approximately 100 dealers. The Systems Integration Segment is comprised of DJS Marketing Group, Inc. DJS markets computer services including network services, internet services and software installation and integration. DJS sells a complete line of personal computers and peripheral equipment in the Albany, New York area primarily, although DJS has several national accounts. The Security Software Solutions Segment is comprised of Authentidate Inc., Authentidate AG and Trac Medical Solutions, Inc. The Security Software Solutions Segment related businesses all provide authentication software services nationally and through AG internationally.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The Company's reportable segments are separate divisions which are managed separately. The corporate expenses which are not managed at the segment level include all public company type expenses and therefore are excluded from the Company's operating segments results. Goodwill is included in corporate assets (Note 1).

Segment Information:

	Document Solutions	Systems Integration	Security Software Solutions	Totals
2005				
Net sales from external customers	$ 6,795,716	$ 6,985,661	$ 3,772,061	$ 17,553,438
Intersegment revenues	—	84,282	8,852	93,134
Interest and other revenue	1,884	—	59,011	60,895
Interest expense	—	7,534	7,989	15,523
Depreciation and amortization	328,149	30,432	1,058,369	1,416,950
Segment profit (loss)	777,463	(38,707)	(8,984,349)	(8,245,593)
Segment assets	5,976,831	2,636,130	2,712,510	11,325,471
2004				
Net sales from external customers	$ 6,274,218	$ 11,583,397	$ 1,384,456	$ 19,242,071
Intersegment revenues	—	69,321	—	69,321
Interest and other revenue	4,005	905	42,797	47,707
Interest expense	87,866	8,756	24,519	121,141
Depreciation and amortization	350,941	40,429	691,108	1,082,478
Segment profit (loss)	847,727	264,692	(5,632,923)	(4,520,504)
Segment assets	4,251,086	2,709,429	2,434,706	9,395,221
2003				
Net sales from external customers	$ 6,781,230	$ 17,124,802	$ 1,380,439	$ 25,286,471
Intersegment revenues	13,770	62,268	—	76,038
Interest and other revenue	566	—	181,017	181,583
Interest expense	107,735	18,057	100,975	226,767
Depreciation and amortization	414,848	50,757	1,322,019	1,787,624
Segment profit (loss)	796,866	146,917	(5,974,728)	(5,030,945)
Segment assets	4,327,634	3,198,953	2,268,673	9,795,260

Reconciliations:

	2005	2004	2003
Net sales			
Total net sales for reportable segments	$ 17,646,572	$ 19,311,392	$ 25,362,509
Elimination of intersegment revenues	(93,134)	(69,321)	(76,038)
Total consolidated net sales	$ 17,553,438	$ 19,242,071	$ 25,286,471
Total profit or loss for reportable segments	$ (8,245,593)	$ (4,520,504)	$ (5,030,945)
Product development expenses	(3,139,381)	(2,377,613)	(2,534,777)
Corporate expenses and other	(7,794,052)	(8,795,243)	(2,258,830)
Elimination of intersegment profits	5,788	6,673	(8,293)
Loss before income taxes	$ (19,173,238)	$ (15,686,687)	$ (9,832,845)
Assets			
Total assets for reportable segments	$ 11,325,471	$ 9,395,221	$ 9,795,260
Corporate assets	68,544,193	84,858,670	15,274,268
Elimination of intersegment assets	(161,059)	(17,015)	(23,688)
Consolidated total assets	$ 79,708,605	$ 94,236,876	$ 25,045,840

In Germany, the Company had revenues from external customers of approximately $2,183,000 for 2005, $1,236,000 for 2004, $858,000 for 2003 and segment assets of approximately $1,487,000, $1,198,000 and $919,000 at June 30, 2005, 2004, and 2003, respectively. All other revenue is generated and assets are located in the United States.

19. PRIVATE DEBT OFFERINGS

In October 2002, the Company sold convertible debentures with a face value of $3,700,000 to institutional investors and warrants to purchase 444,000 shares of common stock (warrant fair value $813,000). The debentures are convertible into shares of the Company's common stock at an initial conversion price of $2.50 per share. The debenture sale contained a beneficial conversion feature with a value of $1,190,000. The debentures are due three years from the date of issuance and accrue interest at the rate of 7% per annum, payable quarterly in arrears. At the option of the Company, the interest may be paid in either cash or additional shares of common stock. The warrants are exercisable for a period of four years from the date of issuance and are initially exercisable at $2.50 per share. The conversion price of the debentures and the exercise price of the warrants are subject to adjustment in the event the Company issues common stock or securities convertible into common stock at a price per share of common stock less than the conversion price or exercise price on the basis of a weighted average formula. In addition, the conversion price of the debentures and the exercise price of the warrants are subject to adjustment at any time as the result of any subdivision, stock split, combination of shares or recapitalization. The Company has an option, but not a requirement, to sell another $2,470,000 of convertible debentures to the same investors provided the Company's common stock maintains a trading price at or above $3.00 per share for the 15 trading days preceding an election to sell additional debentures. In September 2003, the Company exercised its option and sold $2,470,000 of convertible debentures to the same group of investors.

In May and June 2003, the Company sold convertible debentures with a face value of $2,725,300 to institutional investors (including a member and an affiliate of a member of the Company's Board of Directors) and warrants to purchase 419,279 shares of common stock (warrant fair value $774,000). The debentures are convertible into shares of the Company's common stock at an initial conversion price of $2.60 per share. The debenture sale contained a beneficial conversion feature with a value of $821,000. The debentures are due three years from the date of issuance and accrue interest at the rate of 7% per annum, payable quarterly in arrears. At the option of the Company, the interest may be paid in either cash or additional shares of common stock. The warrants are exercisable for a period of five years from the date of issuance, 50% of the warrants are initially exercisable at $2.60 per share and the remaining 50% of the warrants are initially exercisable at $2.86 per share. The conversion price of the debentures and the exercise price of the warrants are subject to adjustment in the event the Company issues common stock or securities convertible into common stock at a price per share of common stock less than the conversion price or exercise price on the basis of a weighted average formula. In addition, the conversion price of the debentures and the exercise price of the warrants are subject to adjustment at any time as the result of any subdivision, stock split, combination of shares or recapitalization.

As a result of the convertible debenture issuances, the Company recorded a beneficial conversion feature and a debt discount for the fair value of the warrants aggregating $3,598,000, which will be amortized and charged to interest expense over the three year term of the respective debt.

On September 12, 2003, we completed the sale of $2,470,000 of convertible debentures which mature in September 2006 and bear interest at 7% payable quarterly in cash or stock at the Company's option. Included in the sale were warrants to purchase an aggregate of 247,000 shares, having an exercise price of $3.00 per share and expiring in four years. The portion of the sale price allocated to the fair value of the warrants (approximately $800,000 debt discount) and the beneficial conversion feature value (approximately $1,500,000) will be amortized as interest expense over the three year term of the debt. The Company also issued five year warrants to purchase an aggregate of 49,400 shares of Company common stock to certain consultants for services rendered in connection with these transactions, which are exercisable at $3.00 per share. The consultants also received a cash fee equal to 6% of the gross proceeds that the Company received.

Under the aforementioned convertible debt agreements, the Company had the right to have the debt holders convert their debt into common stock if the market price of the Company's common stock exceeds 150% of the conversion price for 15 consecutive days.

In October 2003, the Company exercised its right to require the convertible debenture holders to convert the October 2002 debentures in the amount of $3,700,000 and the May/June 2003 debentures in the amount of $2,725,300 and issued 2,528,193 common shares to complete the conversion. In December 2003, the Company exercised its right to require the convertible debenture holders to convert the September 2003 convertible debentures in the amount of $2,470,000 and issued 823,334 common shares to complete the conversion. The Company expensed the entire balance of unamortized beneficial conversion feature and debt discount and charged operations an aggregate $5.1 million of non-cash interest expense.

In addition, during fiscal year 2004, the Company expensed (as interest expense) all unamortized deferred financing fees related to the debenture conversions, in the approximate amount of $500,000.

During fiscal years 2004 and 2003, approximately $300,000 and $489,000 has been recorded as noncash interest expense on the Company's income statement relative to the amortization of the beneficial conversion feature and debt discount on these convertible debentures.

20. PRIVATE EQUITY OFFERINGS

In February 2004, the Company completed a private sale of its common stock to certain accredited investors pursuant to Section 4(2) of the Securities Act of 1933 (the "Securities Act"), as amended and Regulation D, promulgated thereunder. The Company sold a total of 5,360,370 common shares at a price of $13.75 per share and realized gross proceeds of $73.7 million. After payment of offering expenses and broker commissions, the Company realized $69.1 million in net proceeds. The shares of common stock issued are restricted securities and have not been registered under the Securities Act, or any state securities law, and unless so registered, may not be offered or sold in the United States absent a registration or applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

In addition to this financing, on September 22, 2003, the Company sold 166,667 shares of common stock and warrants to purchase 50,000 shares of Company common stock to an investor who participated in the May 2003 financing. The shares were sold for $3.00 per share and the investor agreed to a one-year lock-up during which he will be unable to sell or otherwise transfer the securities purchased in this sale. The 50,000 warrants issued to this investor have an exercise price of $3.00 and expire in four years. The underlying shares of these warrants are also subject to a one-year lock-up. The Company received $470,000 of net proceeds after expenses.

In February 2002, the Company offered the holders of its Series B common stock warrants the opportunity to receive new warrants upon the exercise of the Series B warrants for cash. The exercise price of these warrants was $1.375 per common stock warrant. The warrant holders would receive a new warrant exercisable at $2.00 per common stock warrant, which was slightly above the market price of the Company's common stock on February 19, 2002, the date the Board approved the transaction. 1,080,000 warrants were exercised and the Company received $1,485,000 in cash; in addition 1,080,000 new warrants were issued. The new warrants expired October 1, 2004 and have no registration rights.

In July 2002, the Company sold 660,077 shares of its common stock at $3.03 per share in a private transaction. The Company received gross proceeds of approximately $2.0 million before expenses. The Company also issued 132,015 common stock purchase warrants to the buyers, which have an exercise price of $3.26 per share and have a five-year life.

In 2001, the Company in two separate transactions closed on the sale of $5,500,000 of its securities to two foreign institutions pursuant to Regulation S, promulgated under the Securities Act of 1933, as amended. In the transactions, the Company sold 5,500 of its Series C convertible preferred stock, with a dividend rate of 4%, payable in either cash or Company common stock to the foreign institutions convertible at $4.845 per share and five year warrants to purchase 114,000 shares of common stock exercisable at $4.845 per share. The conversion price is not subject to resets or adjustments for changes in the market price of the Company's common stock. The right of conversion incorporated into the Series C preferred stock constitutes a beneficial conversion feature, which was determined to have a value of approximately $1,464,002. The beneficial conversion feature was amortized as a preferred stock dividend over a one-year period commencing July 1, 2001 using the effective interest method. The Company received net proceeds of approximately $5,200,000 from the transaction after paying commissions and expenses. The securities sold in this offering are restricted securities under the terms of Regulation S and may not be transferred or resold in the United States for a period of one year, except pursuant to registration under the Securities Act or an exemption thereunder. During the fiscal year ended June 30, 2005, there were no Series C preferred shares converted. During the fiscal year ended June 30, 2004 and 2003, 3,600 Series C preferred shares and 400 Series C preferred shares were converted into 743,034 common stock shares and 82,560 common stock shares, respectively.

During fiscal 2000, the Company closed three concurrent private offerings. In the first offering, the Company sold 740,000 units at an aggregate offering price of $740,000, each unit consisting of two shares of common stock and two Series B common stock purchase warrants (the "Series B warrants"). The Series B warrants entitle the holder to purchase one share of common stock at an exercise price of $1.375 per share during the offering period commencing on the date of issuance and terminating five years thereafter. The Series B warrants are redeemable at any time commencing one year after issuance at the option of the Company with not less than 30 nor more than 60 days written notice to the registered holders at a redemption price of $.05 per warrant provided; (i) the public sale of the shares of common stock issuable upon exercise of the Series B warrants is covered by a tentative registration statement; and (ii) during each of the immediately preceding 20 consecutive trading days ending within 10 days of the date of the notice of redemption, the closing bid price of the Company's common stock is at least $3.25 per share. As of June 30, 2005, there were no Series B warrants outstanding.

In the second offering, the Company sold 50,000 shares of a newly created class of Series B convertible cumulative preferred stock (the "Series B preferred stock"). The Series B preferred stock was sold at $25.00 per share for an aggregate offering price of $1,250,000. Dividends on the Series B preferred stock are payable at the rate of 10% per annum, semi-annually in cash. Each share of Series B preferred stock is convertible into shares of the Company's common stock or is converted into such number of shares of the common stock as shall equal $25.00 divided by the conversion price of $1.875 per share, subject to adjustment under certain circumstances. Commencing three years after the closing, the conversion price shall be the lower of $1.875 per share or the average of the closing bid and asked price of the Company's common stock for the 10 consecutive trading days immediately ending one trading day prior to the notice of the date of conversion; provided, however, that the holders are not entitled to convert more than 20% of the Series B preferred shares held by such holder on the third anniversary of the date of issuance per month. The Series B preferred stock is redeemable at the option of the Company at any time commencing one year after issuance or not less than 30 nor more than 60 days written notice at a redemption price of $25 per share plus accrued and unpaid dividends provided; (i) the public sale of the shares of common stock issuable upon conversion of the Series B preferred stock (the "conversion shares") are covered by an effective registration statement or are otherwise exempt from registration; and (ii) during the immediately preceding 20 consecutive trading days ending within 10 days of the date of the notice of redemption, the closing bid price of the Company's common stock is not less than $3.75 per share. The Series B voting rights are limited to any issue which would adversely affect their rights.

On October 30, 2002, the Company filed a Certificate of Amendment of the Certificate of Designations, Preferences and Rights and Number of Shares of Series B preferred stock with the Secretary of State of the State of Delaware. The amendment provides that the conversion rate applicable to the outstanding shares of Series B preferred stock will be fixed at $1.40. Previously, the conversion rate was equal to the lower of $1.875 and the average of the closing bid and asked prices of our common stock for the immediately preceding ten consecutive trading days ending one day prior to the notice of conversion; provided, however, that the conversion rate would not be below $0.875. Accordingly, the outstanding 28,000 shares of Series B preferred stock are presently convertible into an aggregate of 500,000 shares of the Company's common stock. Prior to the amendment, the outstanding shares of Series B preferred stock were convertible into a maximum of 800,000 shares of the Company's common stock. In consideration of obtaining the consent of the holder of the outstanding Series B preferred stock, the Company agreed to defer its ability to redeem those shares for a period of two years.

As of June 30, 2005 and 2004, 22,000 Series B preferred shares have been converted, leaving 28,000 shares outstanding, which are convertible in 500,000 common shares.

Commencing October 2004, the Series B preferred stock is redeemable at the option of the Company without regard to the closing price of the Company's common stock. During the fiscal year ending June 30, 2005, no Series B preferred stock has been redeemed.

The Company received gross proceeds of approximately $2,100,000, approximately $1,900,000 after expenses.

During fiscal year 2004, the 3,600 Series C preferred shares outstanding were converted into 743,034 shares of common stock.

21. RELATED PARTY TRANSACTIONS

The Company entered into certain loan and security arrangements involving Mr. John T. Botti, its former Chairman and Chief Executive Officer, principally relating to certain obligations to financial institutions collateralized by Mr. Botti's stock in AHC. The Company initially established these arrangements in 2001, and agreed to certain modifications in February 2002, as described below.

In January 2001, the Company made a loan of $317,000 to Mr. Botti so as to enable him to avoid a margin call on the shares of AHC common stock owned by him that were held in a brokerage account, as the Board of Directors believed that failing to do so would have a material adverse impact on the market price of its stock (the "2001 Loan"). The 2001 Loan was collateralized by a lien on all of the shares of AHC owned by Mr. Botti, as well as shares issuable to Mr. Botti upon the exercise of stock options granted to him. On February 14, 2002, the Company agreed to loan an additional amount of $203,159 to Mr. Botti, which loan was also collateralized by a lien on all shares of AHC owned by Mr. Botti or issuable to him (the "2002 Loan"). The 2001 Loan bore interest at the rate of 9% per annum. The 2002 Loan bore interest at the rate of 6% per annum. These loans were paid in full in June 2003 as the result of Mr. Botti selling his 100 shares of Series A preferred stock to the Company for $850,000. The Series A preferred stock had been appraised at $1,100,000 by an independent nationally recognized appraisal and valuation firm. Additionally, the Company paid Mr. Botti $70,000 in cash in June 2003 and monthly installments of $15,000 to satisfy the outstanding liability related to the sale. In July 2004, the Board of Directors approved payment in full to the Chief Executive Officer during the quarter ended September 30, 2004.

In May and June 2003, the Company sold convertible debentures to certain institutional investors. In the transaction, the Company sold $2,725,300 of convertible debentures and warrants to purchase an aggregate of 419,279 shares of common stock. A non-executive member of our Board of Directors participated in this financing and purchased $250,000 aggregate principal amount of convertible debentures and received 38,462 common stock purchase warrants. Further, an entity affiliated with a non-executive member of our Board of Directors purchased $250,000 aggregate principal amount of convertible debentures and received 38,462 common stock purchase warrants in this financing. In addition, an entity that was a beneficial owner of greater than 5% of our common stock participated in this financing, purchasing $250,000 aggregate principal amount of convertible debentures and receiving 38,462 common stock purchase warrants. The convertible debentures, which are payable in full in May 2006, bear interest at 7% per annum, payable quarterly in arrears (Note 19). All of these convertible debentures were converted during the fiscal year ended June 30, 2004.

22. INTEREST/OTHER INCOME AND INTEREST EXPENSE

Interest and other income for the years ended June 30, 2005, 2004 and 2003 consists of:

	2005	2004	2003
Interest income from financial institutions	$ 1,620,438	$ 527,030	$ 76,606
Proceeds from "9/11 Fund"	—	—	163,465
Proceeds from insurance company related to 9/11 attack	—	—	275,489
Grant income	—	732,000	—
Miscellaneous income	57,825	45,324	56,921
Total interest and other income	$ 1,678,263	$ 1,304,354	$ 572,481

Interest expense for the years ended June 30, 2005, 2004 and 2003 consists of:

	2005	2004	2003
Interest paid to financial institutions	$ 15,913	$ 119,021	$ 211,573
Interest paid in stock on convertible debt	—	117,245	143,666
Writeoff of beneficial conversion feature, debt discount and deferred financing fees	—	5,942,586	489,414
Interest on convertible debt in cash	—	53,129	27,203
Total interest expense	$ 15,913	$ 6,231,981	$ 871,856

23. SUBSEQUENT EVENT

On July 11, 2005, the Company entered into a lease agreement for general office space for its Corporate headquarters consisting of 19,695 total rentable square feet located in Berkeley Heights, New Jersey. The lease is for a term of ten years and four months, with an anticipated commencement date of October 1, 2005. Starting on the commencement date, the Company will be entitled to occupy the premises on a rent-free basis for four months and for an additional two months thereafter entitled to occupy a portion of the premises on a rent-free basis. The annual rent in the first year will be $323,544, increasing to $512,070 in year 2 and increasing at regular intervals until year 10, when the annual rent will be $561,308. The lease also provides the Company with a right of first offer on available space on the fifth floor of the same building as well as a one-time option to renew the lease for a term of five years at the then-current market rate for comparable buildings. The Company will also have an option to terminate the lease five years and four months after the commencement date upon 12 months prior notice to the landlord. If the Company exercises this option, it would be required to pay an early termination fee of $568,202. As part of the lease agreement, the Company is required to post a letter of credit with the landlord securing its lease payments in the amount of approximately $512,000. The total lease commitment will be amortized and expensed on a straight-line basis ratably over the life of the lease.

24. QUARTERLY DATA FINANCIAL (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal year ended June 30, 2005				
Net sales	$ 3,662,398	$ 4,761,727	$ 4,359,981	$ 4,769,332
Gross profit	1,702,613	2,268,598	2,059,087	2,517,427
Net loss	(2,906,089)	(4,920,116)	(2,960,055)	(8,397,786)
Loss per share	(.09)	(.15)	(.09)	(.25)
Fiscal year ended June 30, 2004				
Net sales	$ 3,271,223	$ 4,029,068	$ 6,790,398	$ 5,151,382
Gross profit	1,226,283	1,626,252	1,695,035	2,281,918
Net loss	(1,700,019)	(7,823,689)	(2,565,345)	(3,580,140)
Loss per share	(.09)	(.32)	(.09)	(.11)

Corporate Information

Corporate Office

3 Connell Drive
Berkeley Heights, NJ 07922
908.787.1700

and

2165 Technology Drive
Schenectady, NY 12308
518.346.7799

Subsidiaries

DJS Marketing Group, Inc.
2165 Technology Drive
Schenectady, NY 12308

Authentidate, Inc.
3 Connell Drive
Berkeley Heights, NJ 07922

Trac Medical Solutions, Inc.
2165 Technology Drive
Schenectady, NY 12308

Docstar Division
2165 Technology Drive
Schenectady, NY 12308

Authentidate International, AG
Grobenbaumer Weg 6
40472 Dusseldorf, Germany

Investor Relations Firm

KCSA Public Relations Inc.
800 Second Avenue
New York, NY 10017
212.682.6300

Transfer Agent

Continental Stock Transfer and Trust Co.
17 Battery Place
New York, NY 10004
212.509.4000

Legal Counsel

Goldstein & DiGioia, LLP
45 Broadway
New York, NY 10006

Independent Accountants

Eisner LLP
750 Third Avenue
New York, NY 10017

Website

www.AuthentidateHC.com

NASDAQ Symbol

ADAT

A copy of the fiscal 2005 Form 10-K filed with the Securities and Exchange Commission may be obtained by shareholders without charge by writing to the Assistant to the President of the Company at the corporate address, or by contacting our Investment Relations firm, or over the Internet. For shareholder communications regarding change of address, transfer of share ownership or lost certificates, please contact our Transfer Agent listed above.

Management Team:

Surendra B. Pai President, Chief Executive Officer and Director

John J. Waters Executive Vice President, Chief Administrative Officer and Director

Dennis H. Bunt Chief Financial Officer

Thomas M. Franceski Vice President and General Manager — Docstar and DJS

Jan Wendenburg President and Chief Executive Officer of Authentidate International AG

Jeffrey S. Frankel Vice President and General Manager of Trac Medical

O'Connell Benjamin Senior Vice President of Products & Technology

Jayakumar Srinivasan Vice President of Corporate Development

Independent Directors:

F. Ross Johnson Chairman
Chairman of the Board of RJM Group

Charles C. Johnston
Chairman of the Board of J&C Resources LLC

J. Edward Sheridan
President of Sheridan Management Corp.

J. David Luce
Senior Vice President of Lehman Brothers

Roger O. Goldman
President of Ignite, Inc.

Ranjit C. Singh
President and CEO of TechBooks


AuthentiDate™
Holding Corp.

www.AUTHENTIDATEHC.com

3 Connell Drive • Berkeley Heights, NJ 07922
2165 Technology Drive • Schenectady, NY 12308